TOTAL NUMBER OF SEQUENTIAL PAGES 59
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                             File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                  For the six-month period ending June 30, 2003

                             COCA-COLA EMBONOR S.A.
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x



FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2003                       - 1 -

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On August 29, 2003, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended June 30, 2003. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1




FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2003                       - 2 -

ITEM 2.   Exhibits

          Exhibit No.  Description

Page Number
                99.1   Translation of Ficha Estadistica Codificada Uniforme



FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2003                       - 3 -

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: October 10, 2003.                             By:


                                                    Roger Ford
                                                    Chief Financial Officer







FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2003                       - 4 -

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of June 30,

    Assets                                                                     2003                    2002
    Current Assets                                                             TCH$                    TCH$
       Cash                                                                       4.041.935              3.242.022
       Time deposits                                                              7.459.320             19.417.841
       Marketable securities (net)                                               10.853.253              2.316.158
       Sales receivables (net)                                                   10.106.986              9.980.973
       Documents receivables (net)                                                3.746.317              3.828.523
       Sundry receivables (net)                                                   3.040.733              2.544.204
       Documents and accounts receivable from related companies                     354.874              2.373.199
       Inventory (net)                                                           11.055.221              9.684.928
       Recoverable taxes                                                          1.039.296              4.966.346
       Prepaid expenses                                                           5.684.872              3.655.353
       Deferred taxes                                                               935.467                335.095
       Other current assets                                                       6.936.156              4.855.592
                                                                      -----------------------  ----------------------
          Total current assets                                                   65.254.430             67.200.234
                                                                      -----------------------  ----------------------

    Property, Plant and Equipment
       Land                                                                      13.746.665             13.937.014
       Construction and infrastructure                                           48.635.764             48.510.584
       Machinery and equipment                                                  118.741.212            121.039.232
       Other fixed assets                                                       150.524.371            144.653.642
       Technical reappraisal of property, plant
       and equipment                                                              1.877.886              1.884.204
       Depreciation (less)                                                    (161.566.153)          (151.610.650)
                                                                      -----------------------  ----------------------
          Total property, plant and equipment                                   171.959.745            178.414.026
                                                                      -----------------------  ----------------------

    Other assets
       Investment in related companies                                            1.457.423              1.583.064
       Investment in other companies                                                117.441                119.612
       Goodwill                                                                 283.390.658            302.983.829
       Negative goodwill, net                                                     (816.330)              (875.481)
       Long-term receivables                                                        183.505                283.147
       Intangibles                                                               23.522.784             23.034.532
       Amortization (less)                                                      (7.015.411)            (5.952.936)
       Other                                                                      8.317.324              9.178.810
                                                                      -----------------------  ----------------------
          Total other assets                                                    309.157.394            330.354.577
                                                                      -----------------------  ----------------------
          Total assets                                                          546.371.569            575.968.837
                                                                      -----------------------  ----------------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                       5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of June 30,


                                                                              2003                     2002
    Liabilities                                                               TCH$                     TCH$
       Current liabilities
       Current portion of bank liabilities                                           5.536               -
       Current portion of long-term bank liabilities                            17.947.429               17.973.783
       Bonds - short-term portion                                               25.066.039                4.419.167
       Accounts payable                                                         11.553.383               10.365.176
       Documents payable                                                         1.177.999                1.521.362
       Sundries payable                                                          1.527.796                1.915.295
       Documents and accounts payable to related companies                       3.464.836                1.208.644
       Provisions                                                                7.741.083                7.066.815
       Withholdings                                                              3.805.505                3.269.505
       Income tax                                                                    3.126               -
       Other current liabilities                                                   525.364                  245.214
                                                                      -----------------------   ----------------------
          Total current liabilities                                             72.818.096               47.984.961
                                                                      -----------------------   ----------------------

    Long-term liabilities
       Long-term bank liabilities                                               53.021.732               35.691.563
       Long-term bonds                                                         134.629.082              181.200.957
       Long-term provisions                                                      2.187.009                1.836.594
       Long-term deferred taxes                                                  5.147.111               11.293.517
       Other long-term liabilities                                               6.909.493                7.574.173
                                                                      -----------------------   ----------------------
          Total long-term liabilities                                          201.894.427              237.596.804
                                                                      -----------------------   ----------------------

    Minority Interest                                                           51.139.149               52.988.937
                                                                      -----------------------   ----------------------

    Equity
       Paid-in capital                                                         223.566.611              224.651.886
       Capital revaluation reserve                                               2.459.233                1.347.912
       Premium on the sale of treasury stock                                    21.094.165               21.091.734
       Other reserves                                                            3.876.532                6.234.857
       Retained earnings                                                      (30.476.644)             (15.928.254)
              Accrued profit
              Accrued loss (less)                                             (26.827.387)             (10.171.918)
              Fiscal year profit (loss)                                        (3.649.257)              (5.756.336)
                                                                      -----------------------   ----------------------
          Total equity                                                         220.519.897              237.398.135
                                                                      -----------------------   ----------------------
          Total liabilities and equity                                         546.371.569              575.968.837
                                                                      -----------------------   ----------------------



                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the years ending June 30,

                                                                              2003                     2002
    Operating Income (loss)                                                   TCH$                     TCH$
       Operating revenue                                                       115.605.210              119.997.395
       Operating costs (less)                                                 (71.123.592)             (67.974.167)
                                                                      -----------------------   ----------------------
          Operating margin                                                      44.481.618               52.023.228
       Selling and Administration Expenses                                    (35.503.214)             (37.013.849)
                                                                      -----------------------   ----------------------
          Operating income (loss)                                                8.978.404               15.009.379
                                                                      -----------------------   ----------------------

    Non-operating Income (loss)
       Financial income                                                          4.628.081                  980.775
       Profit on investment in related companies (less)                            126.051               -
       Other non-operating income                                                1.477.268                1.717.362
       Loss on investment in related companies (less)                          -                          (120.270)
       Goodwill amortization (less)                                            (8.980.678)              (9.071.544)
       Financial expenses (less)                                               (8.718.354)              (8.495.837)
       Other non-operating expenses (less)                                     (4.117.074)              (3.037.869)
       Price-level restatement                                                     203.750                (344.676)
       Exchange differentials                                                      694.007                (133.208)
                                                                      -----------------------   ----------------------
          Non-operating profit (loss)                                         (14.686.949)             (18.505.267)
                                                                      -----------------------   ----------------------

          Income before tax and extraordinary items                            (5.708.545)              (3.495.888)
       Income tax                                                                2.089.265              (2.650.872)
       Extraordinary items                                                           1.489                1.254.006
                                                                      -----------------------   ----------------------
          Profit (loss) before minority interest                               (3.617.791)              (4.892.754)
       Minority Interest                                                          (53.043)                (867.245)
                                                                      -----------------------   ----------------------
          Net Profit (loss)                                                    (3.670.834)              (5.759.999)
       Amortization of negative goodwill                                            21.577                    3.663
                                                                      -----------------------   ----------------------
          Profit (loss) in the fiscal year                                     (3.649.257)              (5.756.336)
                                                                      -----------------------   ----------------------

                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending June 30,


                                                                               2003                 2002
    Cash flow from operating activities:                                       TCH$                 TCH$
       Collection of sales receivables                                         153.723.782          164.373.971
       Financial income received                                                 2.285.106              975.623
       Dividends received                                                          142.421              408.032
       Other income received                                                     2.564.094            1.737.853
       Payments to suppliers and employees (less)                            (121.050.394)        (123.519.090)
       Interest paid (less)                                                    (8.533.343)          (9.938.095)
       Income tax paid (less)                                                    (511.540)             (20.913)
       Other expenses paid (less)                                                (975.135)            (751.184)
       VAT and other similar taxes paid (less)                                (19.145.881)         (24.164.972)
                                                                         -------------------  --------------------
          Cash flow from operating activities                                    8.499.111            9.101.225
                                                                         -------------------  --------------------

    Inflow from Finance Activities:
       Loans secured                                                                51.163              189.633
       Other sources of financing                                                7.706.391               86.406
       Loan payments (less)                                                    (9.177.275)          (5.865.888)
       Other disbursements for financing (less)                                        (6)            (263.809)
                                                                         -------------------  --------------------
          Cash flows from financing activities                                 (1.419.727)          (5.853.658)
                                                                         -------------------  --------------------

    Cash flows from Investment Activities:
       Sales of property, plant and equipment                                      421.872              160.868
       Additions to property, plant and equipment (less)                       (7.702.970)          (5.889.633)
       Long-term investments                                                      (11.308)            (777.509)
       Other loans to related companies                                        (1.294.769)          (1.442.198)
       Other investment disbursements (less)                                     -                    (145.943)
                                                                         -------------------  --------------------
          Cash flows from investment activities                                (8.587.175)          (8.094.415)
                                                                         -------------------  --------------------
          Total net cash flows for the period                                  (1.507.791)          (4.846.848)
                                                                         -------------------  --------------------
    Effect of inflation on cash and cash equivalents                           (1.088.275)            1.076.921
                                                                         -------------------  --------------------
    Net change in cash and cash equivalents                                    (2.596.066)          (3.769.927)
    Initial balance of cash and cash equivalents                                26.408.672           28.745.948
                                                                         -------------------  --------------------
    Ending balance of cash and cash equivalents                                 23.812.606           24.976.021
                                                                         -------------------  --------------------

                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        8

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending June 30,


                                                                             2003                   2002
    Reconciliation of Net Inflow from Operating                              TCH$                   TCH$
       Activities to Fiscal Year Income
    Net loss                                                                  (3.649.257)           (5.756.336)

    Income from asset sales:                                                    (234.850)              (91.757)
       (Profit) loss on sale of property, plant and equipment                   (234.850)              (91.757)
       (Profit) loss on sale of investment
       (Profit) loss on sale of other assets
    Charges (credits) against income not representing cash flow:               19.296.868            20.339.359
       Depreciation for the year                                               11.015.826            10.687.268
       Amortization of intangibles                                                591.485               579.179
       Write-offs and provisions                                                  458.746               413.063
       Profit accrued on investments in related companies                       (126.051)             -
       Loss accrued on investments in related companies                        -                        120.270
       Amortization of goodwill                                                 8.980.678             9.071.544
       Amortization of negative goodwill                                         (21.577)               (3.663)
       Net price-level restatement                                              (203.750)               344.676
       Foreign exchange differential                                            (694.007)               133.208
       Other credits to income not representing cash flows                    (1.278.291)           (1.006.186)
       Other charges to income not representing cash flows                        573.809             -
    Variation in assets affecting cash flows:                                   6.797.655            10.053.783
       (Increase) decrease in sales receivables                                 6.727.371             9.367.297
       (Increase) decrease in inventory                                         1.685.269             1.186.237
       (Increase) decrease in other assets                                    (1.614.985)             (499.751)

    Variation in liabilities affecting cash flows:                           (13.658.262)          (16.311.069)
       (Increase) decrease in accounts payable relating to
          operating income                                                   (11.811.835)          (11.985.984)
       (Increase) decrease in interest payable                                    619.216             -
       Net (Increase) decrease in income tax payable                               22.748              (38.322)
       Increase (decrease) in other accounts payable in
          relation to non-operating income                                    (3.076.787)           (4.507.800)
       VAT and other similar taxes payable (net)                                  588.396               221.037
       (Profit) loss on minority interest                                        (53.043)               867.245
                                                                      ---------------------   --------------------
          Net cash flows from Operating Activities                              8.499.111             9.101.225
                                                                      ---------------------   --------------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

1. Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2. Accounting Principles:

a) Accounting period:

The consolidated financial statements cover the period from January 1 to June 30, 2003 and 2002.

b) Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c) Basis for presentation:

The financial statements and amounts indicated in the notes as of June 30, 2002 have been adjusted for comparison purposes by the percentage change of 3.5% in the Consumer Price Index.

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the current year presentation (recoverable taxes and other assets).

d) Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, the financial statements of the subsidiaries of Embonor Holdings S.A. (Inversora Los Andes S.A. and its subsidiary Embotelladoras Bolivianas Unidas S.A., Sociedad de Cartera del Pacifico S.R.L. and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.), have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The minority interest resulting from the consolidation presented in the consolidated income statement was a loss of ChTh$53,043 as of June 30, 2003 and of ChTh$867,245 as of June 30, 2002.

The consolidated financial statements as of June 30, 2003 and 2002 include the following subsidiaries:

     Taxpayer ID No.               Company Name                                          Percentage interest
                                                                        ----------------------------------------------------
                                                                                          2003                       2002
                                                                        ---------------------------------------- -----------
                                                                           Direct      Indirect       Total         Total
                                                                             %            %             %             %
  Foreign              Inversora Los Andes S.A. and Subsidiaries             -           99.99987      99.99987     99.99987
  Foreign              Embotelladoras Bolivianas Unidas S.A.                 -           99.99897      99.99897     99.99897
  96.517.310-2         Embotelladora Iquique S.A.                           99.90000      -            99.90000     99.90000
  96.891.720-K         Embonor S.A.                                         99.84189      -            99.84189     99.84188
  Foreign              Embotelladora Arica Overseas                         61.59248     38.40751      99.99999     99.99999
  Foreign              Sociedad de Cartera del Pacifico S.R.L.               -           79.34191      79.34191     79.34191
  Foreign              Embotelladora Latinoamericana S.A.                    -           58.72516      58.72516     57.14205
  Foreign              Industrial Iquitos S.A.                               -           43.49138      43.49138     43.49138
  96.972.720-K         Embonor Holdings S.A.                                99.99999      -            99.99999     99.99999

e) Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 24). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 1.1% for the period December 1, 2002 to May 31, 2003 (0.6% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f) Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                                   2003                 2002
                                                     $                    $
United States Dollar (US$1)                         699.12               688.05
Unidades de Fomento (U.F.1)    16,959.67         16,355.20
Nuevos Soles (NS1)             201.36               195.97
Bolivianos (BS1)               91.27                 95.96

g) Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited against income.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(h) Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i) Allowance for doubtful accounts:

As of June 30, 2003 and 2002, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They total TCH$ 2.859.958 (TCH$ 2.896.450 in 2002).

j) Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k) Other current assets:

Other current assets include interests receivable under resale commitments, corresponding to the purchase of instruments or bearer securities that include the interest between the purchase price and the amount receivable upon resale as well and materials and spare parts at their adjusted cost.

l) Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of June 30, 2003 and 2002.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m) Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real time of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$11.015.826 in 2003 (TCH$10.687.268 in 2002).

n) Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of the bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

o) Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on an annual inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p) Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q) Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies."

r) Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line other assets, net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over five years, in accordance with Circular N(degree) 368 of the Superintendency of Securities and Insurance.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

s) Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t) Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 71 and 60 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated prior to the adoption of new rules as of January 1, 2000 were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

u) Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v) Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-event severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of June 30, 2003 and 2002, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w) Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x) Vacation Provision:

The Parent Company and its subsidiaries have provisioned for the cost of vacation time on an accrual basis according to Technical Bulletin No. 47 of the Chilean Accountants Association.

y) Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days, to be cash equivalents.

The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

z) Financial risk hedging:

As of June 30, 2003 and 2002, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.


3. Changes in Accounting Principles

There were no changes in the accounting principles applied for the year ending June 30, 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


4. Time Deposits

Times deposits includes deposits in the following financial institutions:

                                                             Investment      Expiration  Interest     2003         2002
                                                                Date            Date      Rate
                                                                                            %
Institution                            Country   Currency                                             TCH$         TCH$
Banco de Credito del Peru            Peru        Ns.Soles    30.06.2003     03.07.2003       3,45     201.359             -
Banco de Credito del Peru            Peru        Ns.Soles    30.06.2003     03.07.2003       3,55      36.245             -
Banco Interbank                      Peru        Ns.Soles    26.06.2003     03.07.2003       3,75     402.719             -
Banco Interbank                      Peru        Ns.Soles    30.06.2003     03.07.2003       3,40      72.489             -
Citibank N.A.                        USA         Dollars     30.06.2003     17.07.2003       0,81   6.746.508             -
Banco de Credito e Inversiones       Chile       Dollars     30.05.2002     01.07.2002       1,74           -     6.487.994
Banco de Credito del Peru            Peru        Dollars     27.06.2002     01.07.2002       1,63           -     3.560.659
Banco de Credito del Peru            Peru        Dollars     28.06.2002     01.07.2002       1,50           -       104.731
Banco Continental                    Peru        Dollars     27.06.2002     01.07.2002       1,87           -
                                                                                                                  7.776.479
Banco Continental                    Peru         Ns.Soles   28.06.2002     01.07.2002       2,70           -       184.607
BankBoston                           Peru         Ns.Soles   28.06.2002     01.07.2002       2,70           -       523.134
Banco Santander  Central Hispano     Peru        Dollars     14.06.2002     01.07.2002       1,15           -       284.853
Banco Santander  Central Hispano     Peru        Ns.Soles    27.06.2002     01.07.2002       1,10           -        62.876
Banco Santander  Central Hispano     Peru        Ns Soles    28.06.2002     01.07.2002       2,45           -
                                                                                                                     25.192
Banco de Credito de Bolivia          Bolivia     Dollars     28.06.2002     28.07.2002       5,70           -           711
Citibank N.A.                        USA         Dollars     28.06.2002     01.07.2002       5,75           -       406.605
                                                                                                        ----------- ------------
Totals                                                                                                   7.459.320    19.417.841
                                                                                                        ----------- ------------





5. Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                                Account value

                                         2003               2002
                                         TCH$               TCH$
Mutual fund units                       10.853.253          2.316.158
                              ----------------------------------------
Totals                                  10.853.253          2.316.158
                              ----------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of June 30 is as follows:


Entity                       Unit value        Amount in units         Amount         Amount
                                 $                                      TCH$           TCH$
                                                                        2003           2002
Citibank Mutual Funds                699.12          11.000.000         7.690.320        -
Citibank Mutual Funds                699.12           1.000.000           699.120        -
Citibank Mutual Funds                699.12             360.000           251.683        -
Citibank Mutual Funds                699.12             500.000           349.560        -
Citibank Mutual Funds                699.12           1.000.000           699.120        -
Citibank Mutual Funds                699.12             500.000           349.560        -
Citibank Mutual Funds                699.12           1.000.000           699.120        -
Citibank Mutual Funds                699.12             164.163           114.770        -
BCI Mutual Funds                 469,916.91              209.24          -                 98.325
BCI Mutual Funds                 469,916.91              151.97          -                 71.415
BCI Mutual Funds                17.258.7285        112,366.9180          -              1.939.310
BCI Mutual Funds                17.258.7285         12,000.1552          -                207.108
                                                                   -------------------------------
Total                                                                 10.853.253        2.316.158
                                                                   -------------------------------


6. Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of chilean pesos
------------------------- ---------------------------------------------------------------------------------- -----------------
                                                Short-term receivables                                       Total Long-term
                                                                                                               Receivables
------------------------- ---------------------------------------------------------------------------------- -----------------
           Line                 Up to 90 days        More than 90 days and    Subtotal     Total short-term
                                                         out to 1 year                    receivables (net)
------------------------- ------------------------- ----------------------- ------------ ------------------- -----------------
                             2003         2002        2003        2002         2003         2003      2002   2003       2002
------------------------- ------------- ----------- ----------- ----------- ------------ --------- --------- -------- --------
Sales receivables           9.753.609   9.576.560   1.297.102   1.418.045   11.050.711
                                                                                         10.106.986 9.980.973    -        -
------------------------- ------------- ----------- ----------- ----------- ------------
Estimated uncollectibles            -   (247.490)   (943.725)   (766.142)    (943.725)
------------------------- ------------- ----------- ----------- ----------- ------------ --------- --------- -------- --------
Documents receivable        3.570.265   3.704.921   1.674.735   1.534.677    5.245.000
                                                                                          3.746.317 3.828.523    -        -
------------------------- ------------- ----------- ----------- ----------- ------------
Estimated uncollectibles            -    (61.889)   (1.498.683) (1.349.186) (1.498.683
------------------------- ------------- ----------- ----------- ----------- ------------ --------- --------- -------- --------
Sundry receivables          2.898.272   2.266.874     560.011     749.072    3.458.283
                                                                                          3.040.733 2.544.204  183.505  283.147
------------------------- ------------- ----------- ----------- ----------- ------------
Estimated uncollectibles            -    (44.712)   (417.550)   (427.030)    (417.550)
---------------------------------------------------------------------------------------- --------- --------- -------- --------
Total                                                                                    16.894.03616.353.700  183.505  283.147
---------------------------------------------------------------------------------------- --------- --------- -------- --------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7. Balances and transactions with related companies:

Receivable and payable balances with related parties as of June 30, 2003 and 2002 are summarized follows:

a) Documents and accounts receivable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                         2003            2002              2003           2002
                                                         TCH$            TCH$              TCH$           TCH$
   96.714.870-9      Coca Cola de Chile S.A.                228.598      2.227.462           -             -
   96.648.500-0      Vital S.A.                               5.447          1.474           -             -
      Foreign        Comptec S.A.                           120.829        144.263           -             -
                                                    ---------------- --------------    -------------- -------------
                     Totals                                 354.874      2.373.199           -             -
                                                    ---------------- --------------    -------------- -------------


b) Documents and accounts payable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                    -------------------------------    ----------------------------
                                                         2003            2002              2003           2002
                                                         TCH$             TCH$              TCH$          TCH$
   96.714.870-9      Coca- Cola de Chile S.A.             2.168.490        326.689           -             -
   96.648.500-0      Vital S.A.                             402.773        417.367           -             -
   96.705.990-0      Envases Central S.A.                   231.143        188.926           -             -
      Foreign        Coca Cola Peru                         648.764        266.038           -             -
   81.752.100-2      Direnor S.A.                            13.666          9.624           -             -
                                                    ---------------- --------------    -------------- -------------
                     Totals                               3.464.836      1.208.644           -             -
                                                    ---------------- --------------    -------------- -------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) Transactions with related companies:

Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

The principal transactions with related parties were as follows during 2003 and 2002:

                                                                                        2003                     2002
                                                                               ------------------------ ------------------------

                                                                               ------------------------ ------------------------
Company                  Taxpayer ID   Relationship     Transaction
                                                                                 Amount     Effect on      Amount     Effect on
                                                                                            results                   results
                                                                                            (charge)                  (charge)
                                                                                             credit                    credit

                                                                                  TCH$         TCH$         TCH$        TCH$

Coca-Cola de Chile S.A.  96.714.870-9  Shareholder      Purchase of raw        (15.186.771)     -       (14.849.052)      -
                                                        materials

                                                        Purchase of products     (388.006)      -            -            -

                                                        Sale of services            10.016      -              4.544      -

                                                        Sale of advertising        426.641      -            296.739      -

Coca-Cola  Peru            Foreign     Indirect         Purchase of raw        (3.787.256)      -        (2.047.919)      -
                                                        materials

                                                        Purchase of                  (478)      -           (39.827)      -
                                                        advertising

                                                        Purchase of products     (306.698)      -            -            -

                                                        Purchase of services      (64.242)      -          (107.249)      -

                                                        Sale of services             2.983      -              2.359      -

                                                        Sales of advertising       452.939      -            467.916      -

                                                        Sales of products            8.023       2.551        11.602      4.367

Vital S.A.               96.648.500-0  Common Director  Purchase of products   (3.018.638)      -        (2.420.275)      -

Envases Central S.A.     96.705.990-0  Affiliate        Purchase of products   (3.154.179)      -        (2.955.171)      -

Direnor S.A.             81.752.100-2  Common Director  Purchase of raw           (20.755)      -           (34.251)      -
                                                        materials

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


8. Inventories

Inventories, as described in Note 2(j), are summarized as follows:


                                           2003                    2002
                                           TCH$                    TCH$
Finished products                             2.568.697               2.375.217
Raw materials                                 5.894.265               5.569.587
Raw materials in transit                      1.756.963               1.059.948
Promotional and other products                  835.296                 680.176
                                   ---------------------    --------------------
       Total                                 11.055.221               9.684.928
                                   ---------------------    --------------------


9. Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of June 30 2003 and 2002:

a) Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$1.039.296 in 2003 (TCH$4.966.346 in 2002) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$4.449 in 2003 (TCH$3.743 in 2002) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did not establish an income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes amounting to TCH$1.019.087 in 2003 (TCH$4.910.564 in 2002) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique S.A. did establish an income tax provision of TCH$3.126 in 2003 (TCH$ 0 in 2002). The balance of recoverable taxes in the amount of TCH$0 in 2003 (TCH$46.275 in 2002) corresponds to provisional monthly payments made in excess of income tax, and training expenses.

As of June 30, 2003 the income tax amounts to TCH$ 2.142 (TCH$ 2.553 in 2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base. The balance of recoverable taxes in the amount of TCH$3.393 in 2003 (TCH$0 in 2002) corresponds to VAT.

As of June 30, 2003 the transaction tax amounts to TCH$ 531.794 (TCH$ 522.781 in
2002).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$12.367 in 2003 (TCH$5.764 in 2002) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 2.956.054 in 2003 (TCH$2.501.170 in 2002). See
Note 15.

b) Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of June 30, 2003 in the amount of TCH$56.449.488 that are summarized as follows:


                                                   2003
                                                   TCH$
         Without  credit                         (56.592.421)
         With a 15% credit                            142.933
                                             ------------------
         Total                                   (56.449.488)
                                             ------------------


c) Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of June 30, 2003 and 2002 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of June 30, 2003 and 2002, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Description                                           2003                                              2002
                               --------------------------------------------------- -----------------------------------------------
                                    Deferred Asset          Deferred Liability         Deferred Asset        Deferred Liability
Temporary Differences           Short-Term    Long-Term   Short-Term  Long-Term    Short-Term   Long-Term  Short-Term  Long-Term
                                   TCH$         TCH$        TCH$        TCH$          TCH$        TCH$       TCH$        TCH$
Uncollectibles provision            222.709      337.305     -            -           229.650     336.232      -           -
Inventories                         788.699       -          -            -           926.923      -           -           -
Vacation provision                  151.960       -          -            -           168.864      -           -           -
Amortization of intangibles           -           -          -          5.349.862      -           -           -        5.626.734
Leasing assets                      -             -          -            577.188      -           -           -          628.391
Revaluation of fixed assets         -             -          -          2.951.873      -           -           -        3.678.338
Depreciation of fixed assets                      -                    10.247.353      -           -           -        6.132.737
Severance                           -             -          -            765.487      -           -           -          656.230
Obsolescence provision                2.580      132.169     -            -             6.326     111.990      -           -
Tax losses                          -          8.044.341     -            -            -        1.611.855      -           -
Other events                        234.418       -        75.281          32.198     187.834      -           -           -
                               ------------- ------------ --------- -------------- ----------- ----------- ---------- ------------
Sub-total                         1.400.366    8.513.815   75.281      19.923.961   1.519.597   2.060.077      -       16.722.430
                               ------------- ------------ --------- -------------- ----------- ----------- ---------- ------------
Net complementary accounts        (389.618)       -          -        (6.263.035)  (1.184.502)     -           -      (3.368.836)
Valuation provision                 -             -          -            -            -           -           -
                               ------------- ------------ --------- -------------- ----------- ----------- ---------- ------------
       Total                      1.010.748    8.513.815   75.281      13.660.926     335.095   2.060.077      -       13.353.594
                               ------------- ------------ --------- -------------- ----------- ----------- ---------- ------------


d) The income tax account as of June 30, 2003 and 2002 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                                          ITEM                                                  2003             2002
                                                                                                TCH$             TCH$
Current tax expense (tax provision)                                                                (533.916)       (525.334)
Prior year tax expense adjustment                                                                        201       -
Effect of deferred tax assets and liabilities in the fiscal year                                     598.484     (4.647.212)
Effect of amortization of deferred asset and liability complementary accounts                      2.024.496       2.521.674
                                                                                           ---------------- ----------------
    Total                                                                                          2.089.265     (2.650.872)
                                                                                           ---------------- ----------------


10. Other Current Assets

Other current assets as of June 30, 2003 and 2002, as valued according to Note 2(k), include the following:


                                               Start        Amount       Currency        2003             2002
Institution                                     Date          M$                         TCH$             TCH$
Banco de Credito e Inversiones (1)            20-05-03      1.174.000     Pesos         1.181.044          -
Banco de Credito e Inversiones (1)            26-06-03        280.000     Pesos           280.150          -
                                                                                     -------------    -------------
Total Investments                                                                       1.458.098          -
                                                                                     -------------    -------------

Spare parts and supplies                                                                5.478.058        4.855.592
                                                                                     -------------    -------------
Total other current assets                                                             10.128.657        4.598.096
                                                                                     -------------    -------------

(1) Corresponding to the purchase of instruments or bearer securities that include the interest between the purchase price and the amount receivable upon resale as well.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


11. Property, plant and equipment

a) Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles, and plastic cases.

b) Property, plant and equipment as of June 30, 2003 and 2002 are summarized as follows:

                                                                  2003                                  2002
                                                     Gross Value       Accumulated         Gross Value       Accumulated
                                                                      Depreciation                           Depreciation
                                                        TCH$             TCH$                  TCH$             TCH$
Land                                                    13.746.665         -                   13.937.014        -

Buildings and Infrastructure:
Buildings and Constructions                             47.795.768       11.695.215            47.838.888      10.635.744
Construction in progress                                   839.996         -                      671.696        -
                                                   ---------------- ----------------     ----------------- ---------------
                                     Subtotal           48.635.764       11.695.215            48.510.584      10.635.744
                                                   ---------------- ----------------     ----------------- ---------------

Machinery and Equipment:
Machines and Equipment                                 108.087.875       53.845.419           107.085.223      50.842.011
Transportation Equipment                                10.653.337        9.436.078            13.954.009      12.655.379
                                                   ---------------- ----------------     ----------------- ---------------
                                     Subtotal          118.741.212       63.281.497           121.039.232      63.497.390
                                                   ---------------- ----------------     ----------------- ---------------

Other fixed assets:
Office furniture and fixtures                           22.854.674       19.442.098            22.749.756      18.423.889
Advertising equipment                                   52.207.530       32.145.462            52.346.491      28.525.721
Bottles and cases                                       73.174.468       34.166.672            67.161.406      29.862.984
Leasing and Software (1)                                 2.287.699          430.288             2.395.989         277.501
                                                   ---------------- ----------------     ----------------- ---------------
                                     Subtotal          150.524.371       86.184.520           144.653.642      77.090.095
                                                   ---------------- ----------------     ----------------- ---------------

Technical reappraisal of property, plant and             1.877.886          404.921             1.884.204         387.421
equipment
                                                   ---------------- ----------------     ----------------- ---------------
Total property, plant and equipment                    333.525.898      161.566.153           330.024.676     151.610.650
                                                   ---------------- ----------------     ----------------- ---------------

     (1) Leased assets are not the property of the Company until the purchase option is exercised.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment pertains to the following:

         Net Value                                                               2003            2002
                                                                                 TCH$            TCH$
         Land                                                                    1.085.146       1.084.635
         Buildings and constructions                                               387.589         411.445
         Machinery and equipment                                                       230             703
                                                                             -------------- ---------------
                Total higher value of technical reappraisal                      1.472.965       1.496.783
                                                                             -------------- ---------------


d) The charge to income for depreciation amounted to TCH$11.015.826 (TCH$10.687.268 in 2002). TCH$8.331.991 (TCH$7.891.271 in 2002) of this amount is recorded in operating costs and TCH$2.683.835 (TCH$2.795.997 in 2002) in selling and administration expenses.

e) As of June 30, 2003, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets according to these forecasts. It is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.


12. Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:


a)   As of June 30, 2003:

                                     Currency
                                        in                                    Fiscal
                              Country  Which    Number                         year   Accrued  Proportional
                                Of    Invest.     of               Issuer's   Profit  Profit      Equity    Unrealized  Book Value
Taxpayer ID     Company       Origin    Is      Shares   Interest  Equity     (Loss)  (Loss)      Value     Earnings of Investment
                                     Recorded                %       TCH$      TCH$    TCH$        TCH$        TCH$        TCH$
96.705.990-0 Envases Central  Chile    Pesos   3.123.745  33,00   3.105.904  381.973   126.051   1.024.948      -        1.024.948
Foreign      S.A.
             Comptec S.A.    Colombia  Dollar    130.000  20,00   2.162.378    -         -         432.475      -          432.475
                                                                                     ---------------------------------------------
                    Total                                                              126.051   1.457.423      -        1.457.423
                                                                                     ---------------------------------------------


b)   As of June 30, 2002:

                                     Currency
                                        in                                    Fiscal
                              Country  Which    Number                         year   Accrued  Proportional
                                Of    Invest.     of               Issuer's   Profit  Profit      Equity   Unrealized   Book Value
Taxpayer ID     Company       Origin    Is      Shares   Interest  Equity     (Loss)  (Loss)      Value    Earnings  of Investment
                                     Recorded                %       TCH$      TCH$    TCH$        TCH$      TCH$         TCH$
96.705.990-0 Envases Central  Chile    Pesos   3.123.745 33,00    2.742.773  (364.455)(120.270)    905.115    -           905.115
Foreign      S.A.
             Comptec S.A.    Colombia  Dollar   130.000  20,00    3.389.747    -          -        677.949    -           677.949
                                                                                    ----------------------------------------------
                    Total                                                             (120.270)  1.583.064    -         1.583.064
                                                                                    ----------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


13. Goodwill and negative goodwill

A.   Goodwill:

Goodwill as of June 30, 2003 and 2002, amounting to TCH$283.390.658 and TCH$302.983.829, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$8.980.678 in 2003 and TCH$9.071.544 in 2002.

Goodwill and the effect in income is broken down as follows:

                                                                           2003                        2002
                                                               --------------------------------------------------------
Taxpayer ID                                                    Amortization    Goodwill    Amortization     Goodwill
                                                               in the period               in the period
                                                                  TCH$          TCH$          TCH$            TCH$
96.891.720-K  Embonor S.A.                                        6.495.036   206.758.642     6.494.288   219.723.390
Foreign       Sociedad de Cartera del Pacifico S.R.L.             1.599.179    51.227.462     1.628.942    55.438.771
Foreign       Industrial Tisco y Cia. de Transporte Cural S.A.       65.207     1.838.923        66.420     2.005.989
Foreign       Merger of North-South Division on January 1,1998      264.326     7.502.879       269.246     8.181.011
Foreign       Industrial Iquitos S.A.                                48.433     1.598.278        54.972     1.825.350
Foreign       Inansa S.A.                                           508.497    14.464.474       557.676    15.809.318

                                                               --------------------------------------------------------
Total                                                             8.980.678   283.390.658     9.071.544   302.983.829
                                                               --------------------------------------------------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$7.698.268 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 12 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which reduced Inversora Los Andes S.A. control to 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$6.686.134 before amortization. The amortization period pending at the close of financial statements is 12.5 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired the remaining 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$9.398.403, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 14.5 years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$508.497 in 2003 (TCH$557.676 in 2002).

PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of June 30, 2003, amounting to TCH$10.940.080 (TCH$12.012.350 in 2002), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.838.923 in 2003 (TCH$2.005.989 in 2002), and
secondly to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$7.502.879 in 2003 (TCH$8.181.011 in 2002); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.598.278 in 2003 (TCH$1.825.350 in 2002).

The charge to income amounted to TCH$377.966 (TCH$390.638 in 2002).

(b)  Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of June 30, 2003, amounting to TCH$51.227.462 (TCH$55.438.771 in 2002), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$1.599.179 in 2003 (TCH$1.628.942 in 2002).

CHILE

(a)  Embonor S.A.

The goodwill as of June 30, 2003 amounting to TCH$206.758.642 (TCH$219.723.390 in 2002), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The charge to income was TCH$6.495.036 in 2003 (TCH$6.494.288 in 2002).

B.   Negative goodwill:

The negative goodwill as of June 30, 2003, amounting to ThCH$816.330 (TCH$
875.481 in 2002), corresponds to the unamortized balance generated in the acquisition the shares of Embotelladora Latinoamericana S.A. and Embonor S.A..

The credit against fiscal year income was ThCh$21.577 in 2003 (ThCh$3.663 in 2002).

The Negative Goodwill and the effect in income is broken down as follows:

                                                              2003                          2002
                                                -------------------------------------------------------
Taxpayer ID                                      Amortization      Goodwill    Amortization    Goodwill
                                                 in the period                 in the period
                                                     TCH$            TCH$          TCH$          TCH$
Foreign   Embotelladora Latinoamericana S.A.            21.577     816.330          3.663      875.481
                                                -------------------------------------------------------
Total                                                   21.577     816.330          3.663      875.481
                                                -------------------------------------------------------

14.  Intangibles

Intangibles held by the Company as of June 30, 2003 and 2002 are as follows:

                                   2003                                           2002
 Trademarks      Gross Value     Accumulated    Net value       Gross Value     Accumulated       Net value
                     TCH$       amortization                                   amortization
                                    TCH$           TCH$             TCH$            TCH$            TCH$

San Luis          16.167.182      (4.997.311)   11.169.871       16.468.079      (4.261.133)     12.206.946
Kola Inglesa       6.409.131      (1.980.827)    4.428.304        6.528.416      (1.689.021)      4.839.395
Other                946.471         (37.273)      909.198           38.037          (2.782)         35.255
                ---------------------------------------------------------------------------------------------
Total             23.522.784      (7.015.411)   16.507.373       23.034.532      (5.952.936)     17.081.596
                ---------------------------------------------------------------------------------------------

As of June 30, 2003 and 2002, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$591.485 (TCH$579.179 in 2002).

15.  Other Assets:

Other assets, totaling TCH$8.312.385 as of June 30, 2003 (TCH$9.987.838 in 2002) correspond to the following:

                                                           2003                 2002
                                                            TCH$                 TCH$
Deferred expenses in the U.S. bond issue                    1.267.954             2.119.500
Deferred expenses in Chilean bond issue                     3.317.755             3.670.376
Deferred expenses of syndicated UF credit facility            225.234               530.782
Recoverable taxes                                           2.956.054             2.501.170
Other                                                         550.327               356.982
                                                      ----------------     -----------------
Total                                                       8.317.324             9.178.810
                                                      ----------------     -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


16.  Short-term bank debt

Short-term bank debt was as follows as at June 30, 2003 and 2002:

 Taxpayer         Bank or
    ID          Finantial
               Institution                    TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                            Other foreign
                                           Dollar            currencies             UF         Non-adjustable    Total
                                       2003       2002      2003    2002      2003      2002     2003  2002       2003      2002
                                       TCH$       TCH$      TCH$    TCH$      TCH$      TCH$     TCH$  TCH$       TCH$      TCH$
            Short - term
Foreign   Banco Weise Sudameris         -           -        5.536    -        -          -       -     -         5.536      -
Foreign   Banco de Credito de
          Bolivia                       -           -        -        -        -          -       -     -        -           -
                                   -----------------------------------------------------------------------------------------------
                                        -           -        5.536    -        -          -       -     -         5.536      -
          Totals
                                   -----------------------------------------------------------------------------------------------
          Principal owed                -           -        2.188    -        -          -       -     -         2.188      -
          Annual average interest
          rate                          -           -      13.0%      -        -          -       -     -        -           -
            Long - term
97008000-7Chilean syndicated banks      -           -        -        -    17.703.178 17.875.865  -     -    17.703.178  17.875.865
Foreign   Wachovia Bank                  57.823     -        -        -        -          -       -     -        57.823      -
Foreign   RaboBank                       57.532     -        -        -        -          -       -     -        57.532      -
Foreign   Banco de Credito del Peru      98.816     65.431   -        -        -          -       -     -        98.816      65.431
Foreign   Banco Santander                30.080     32.487   -        -        -          -       -     -        30.080      32.487
                                   -----------------------------------------------------------------------------------------------
                        Totals          244.251     97.918   -        -    17.703.178 17.875.865  -     -    17.947.429  17.973.783
                                   -----------------------------------------------------------------------------------------------
          Principal owed             34.956.000     97.918   -        -    35.208.275 52.712.646  -     -    70.164.275  52.810.564
          Annual average interest
          rate                     Libor + 2.5%   13.0%      -        -    Tab + 1.4% Tab + 1.4%  -     -        -          -

          Percentage in foreign currency (%)                                                                    1.4         0.5
          Percentage in domestic currency (%)                                                                  98.6        99.5

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


17.  Long-term bank debt:

Long-term bank debt as of June 30, 2003 and 2002 is broken down as follows:


                                                             Years to Maturity                      Closing Date of     Closing
                                                                                                     Actual Period      Date of
                                                                                                                        Previous
                                                                                                                         Period
Tax Ident.   Bank or Financial  Currency Or  More than   More than   More than   More     More    Total as     Annual   Total as
Number                            Index of   1 up to 2   2 up to 3   3 up to 5   than 5   than     of 2003    Interest   of 2002
                                 Adjustment                                     up to 10   10                  Rate
             Institution                       TCH$        TCH$        TCH$       TCH$    TCH$      TCH$         %         TCH$

97008000-7   Chilean
             syndicated banks     U.F.       8.802.069   8.802.068      -           -       -    17.604.137  Tab + 1.4  35.141.764

Foreign      Wachovia Bank (1)    Dollar        -           -       17.478.000      -       -    17.478.000  Libor + 2.5    -
Foreign      RaboBank (1)         Dollar        -           -       17.478.000      -       -    17.478.000  Libor + 2.5    -
Foreign      Banco de Credito
             del Peru             Dollar       209.735     131.083      -           -       -       340.818    13.00%      445.079
Foreign      Banco Santander      Dollar        98.960      21.817      -           -       -       120.777    13.00%      104.720
                                            --------------------------------------------------------------------------------------
             Total                           9.110.764   8.954.968  34.956.000      -       -    53.021.732             35.691.563
                                            --------------------------------------------------------------------------------------
             % in domestic currency                                                                   33.2%                  98.5%
                                            --------------------------------------------------------------------------------------
             % in foreign currency                                                                    66.8%                   1.5%
                                            --------------------------------------------------------------------------------------

(1) During 2002, the Company obtained 2 five-year loans through its agency in Cayman Islands for a total of US$50,000,000, with three years of grace, for the purpose of optimizing its liability structure.

18.  Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$152.843.767 in 2003 (TCH$181.200.957 in 2002), with accrued interest of TCH$6.851.354 in 2003 (TCH$4.419.167 in 2002), and is detailed below:


                                                                   Frequency                    Par Value           Placement
 Listing No.  Series      Face      Bond  Interest Maturity  Interest      Amortization                            in Chile or
                          amount   unit of rate              payment                                                  abroad
                        placed and adjust
                       outstanding -ment                                                      2003        2002
                                                                                              TCH$        TCH$
Long-term bonds--short-term portion:
   New York   Unique    158.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity     5.578.361    2.274.207   Foreign
     224      A1            134.000  UF   7,000%  01-08-2003 Semiannual     At maturity     2.338.876      318.451   Domestic
     224      A2            940.000  UF   7,000%  01-08-2003 Semiannual     At maturity    16.407.043    1.086.190   Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004       73.937       73.794   Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004      667.822      666.525   Domestic
                                                                                          --------------------------
Total short-term portion                                                                   25.066.039    4.419.167
                                                                                          --------------------------

Long-term Bonds:
   New York   Unique    158.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity   108.256.795   106.719.376  Foreign
     224      A1            134.000  UF   7,000%  01-08-2003 Semiannual     At maturity        -        10.918.323   Domestic
     224      A2            940.000  UF   7,000%  01-08-2003 Semiannual     At maturity        -        37.240.790   Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004    2.628.749    2.623.783   Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004   23.743.538   23.698.685   Domestic
                                                                                          ------------- ------------
Total- Long-term portion:                                                                 134.629.082   181.200.957
                                                                                          ------------- ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


During 2002, the Company made an early redemption of Series A1 and A2 bonds amounted to TCH$ 31.167.120. Additionally, U.S. bonds were repurchased in December in the amount of US$ 2.000.000.

19.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at June 30, 2003 and 2002:


a)   Current liabilities

                                                                    2003                2002
                                                                    TCH$                TCH$
Provision for invoices to be received and other payments             2.142.517        1.664.579
Provision for fiscal year expenses                                     973.938          886.565
Provision for bonuses                                                1.707.478        1.523.277
Vacation provision                                                   2.029.835        2.137.340
Severance indemnities provision                                        594.703          578.255
Other                                                                  292.612          276.799
                                                               ----------------   --------------
         Total                                                       7.741.083        7.066.815
                                                               ----------------   --------------

b)   Long-term liabilities

                                                                    2003                2002
                                                                    TCH$                TCH$
Severance indemnities provision                                      2.187.009        1.836.594
                                                               ----------------   --------------
         Total                                                       2.187.009        1.836.594
                                                               ----------------   --------------


20.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:


                                                                    2003                2002
                                                                    TCH$                TCH$
Bottle and case deposits in guarantee                                5.777.008        5.774.918
Leasing                                                              1.049.959        1.366.070
Others                                                                  82.526          433.185
                                                               ----------------   --------------
         Total                                                       6.909.493        7.574.173
                                                               ----------------   --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


21.  Minority Interest

As of June 30, 2003 the effect of minority interest on liabilities and income is as follows:

Taxpayer ID                Company                     Minority      Company       Fiscal Year    Minority     Profit (loss)
                                                       Interest      Equity          Profit       Interest     for Minority
                                                                                     (loss)                      Interest
                                                        %              TCH$            TCH$          TCH$           TCH$
96.891.720-K      Embonor S.A.                           0,06675    206.797.732     1.608.330       138.028        (1.074)
96.972.720-K      Embonor Holdings S.A.                  0,00000    149.532.899     1.002.102             1           -
96.517.310-7      Embotelladora Iquique S.A.             0,10000     12.230.344       366.589        12.230          (367)
Extranjero        Arica Overseas S.A.                    0,00001     66.173.678       310.471       -                 -
Extranjero        Sociedad de Cartera del Pacifico      20,65810    111.519.313     (256.048)    23.037.756        52.895
                  S.R.L.
Extranjero        Embotelladora Latinoamericana S.A.    26,39689    107.124.979       579.614    28.277.659      (152.999)
Extranjero        Industrial Iquitos S.A.               23,88900    (1.367.336)     (203.029)     (326.643)        48.502
Extranjero        Inversora los Andes S.A.               0,00013     55.490.308       392.688            71           -
Extranjero        Embotelladoras Bolivianas Unidas       0,00009     48.034.809       620.044            47           -
                  S.A.
                                                                                               ------------- ------------
Total                                                                                            51.139.149       (53.043)
                                                                                               ------------- ------------

22.  Changes in equity:

The following were the changes in equity accounts from January 1 to June 30, 2003 and 2002:

------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
             Concept                         Paid-In      Reserve    Premium     Other     Accumulated     Fiscal       Total
                                             Capital        for      on the     reserves     Results        year
                                                        revaluation  sale of                               profit
                                                            of       treasury                              (loss)
                                                        shareholder   stock
                                                          equity
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
                                                TCH$                   TCH$       TCH$         TCH$         TCH$        TCH$
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Balances at January 1, 2002                217.054.962      -      20.256.945   4.308.479  (1.319.879)  (8.449.445) 231.851.062
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Profit distribution                            -            -          -           -       (8.449.445)    8.449.445      -
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Revaluation of shareholders' equity            -         1.302.330    121.542      -          (58.616)      -         1.365.256
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
Cumulative adjustment for exchange
differential                                    -                       -        1.715.537      -            -         1.715.537
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Fiscal year profit (loss)                      -                       -           -           -        (5.561.677) (5.561.677)
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Balances at June 30, 2002                  217.054.962   1.302.330 20.378.487   6.024.016  (9.827.940)  (5.561.677) 229.370.178
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Balances at June 30, 2002 adjusted by 3.8% 224.651.886   1.347.912 21.091.734   6.234.857 (10.171.918)  (5.756.336) 237.398.135
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Balances at January 1, 2003                223.566.611      -      20.864.654   6.351.413 (10.062.403) (16.473.094) 224.247.181

------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Income distribution                            -            -          -           -      (16.473.094)   16.473.094     -
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Capital decrease                               -                       -           -          -             -           -
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Revaluation of shareholders' equity            -         2.459.233    229.511      -         (291.890)      -         2.396.854
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Cumulative adjustment for exchange
 differential                                   -                       -      (2.474.881)     -             -       (2.474.881)
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Fiscal year profit (loss)                      -                       -           -          -         (3.649.257) (3.649.257)
------------------------------------------- ----------- ----------- ---------- ----------- ------------ ------------ -----------
 Balances at June 30, 2003                  223.566.611   2.459.233 21.094.165   3.876.532 (26.827.387)  (3.649.257) 220.519.897
=========================================== =========== =========== ========== =========== ============ ============ ===========

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244,420,704 Series A shares and 266,432,526 Series B shares at a paid-in value of $437.63 each. The Company's shares have no par value.

a)   Number of shares

                        No. of         No. of paid-in     No. of voting
        Series        subscribed           shares            shares
                        shares
          A             244.420.704      244.420.704        244.420.704
          B             266.432.526      266.432.526        266.432.526
                   -----------------------------------------------------
        Total           510.853.230      510.853.230        510.853.230
                   -----------------------------------------------------

b)   Capital

        Series       Subscribed capital           Paid-in capital
                            TCH$                        TCH$
          A                106.966.747              106.966.747
          B                116.599.864              116.599.864
                   ---------------------------------------------
        Total              223.566.611              223.566.611
                   ---------------------------------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of June 30, 2003:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$110.460.960 (US$158.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                     Amount
                                                   US$

Embotelladoras Bolivianas Unidas S.A.         10.000.000
Embotelladora Latinoamericana S.A.           148.000.000
                                             -----------
                   Total                     158.000.000
                                             -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

 ITEMIZATION                                      Embonor    Inansa S.A.  Socap S.R.L.      TOTAL
                                               Holdings S.A.
                                                   TCH$         TCH$          TCH$           TCH$
 2002 Balances                                   23.751.362   3.714.030    (21.113.979)    6.351.413
 Liability hedging                                  -           252.453       3.791.387    4.043.840
 Proportional  equity value per Technical
   Bulletin No. 64                              (6.518.721)        -             -       (6.518.721)
                                               -------------------------------------------------------
 TOTALS                                          17.232.641   3.966.483    (17.322.592)    3.876.532
                                               -------------------------------------------------------


d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

            Type of Shareholder                         Equity Interest (%)        Number of Shareholders
                                                          2003       2002           2003           2002
  Interest of 10% or more                               70,82        70,82            02             02
  Interest of less than 10% with an investment          28,89        28,88           110             117
  greater than or equal to UF 200
  Interest of less than 10% with an investment of        0,29         0,30           299             309
  less than UF 200
                                                     ---------------------------------------------------------
  Total                                                  100          100            411             428
                                                     ---------------------------------------------------------
  Company controller                                    25,32        25,32            01             01


e)   Dividends


The Company has not distributed dividends to its shareholders during 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


23.  Other Non-Operating Income and Disbursements:

As of June 30, 2003 and 2002 other non-operating income and disbursements are summarized as follows:


a)   Other non-operating income:

                                                         2003           2002
                                                         TCH$           TCH$
Gain on asset sale of fixed assets                      235.232         112.561
Gain on sale of other products                          260.392         322.459
Conversion adjustments (1)                              800.582         953.306
Reversal of provision                                    46.622          40.169
Profit on the sale of broken glass                       42.378          45.379
Other miscellaneous income                               92.062         243.488
                                                  --------------   -------------
         Total                                        1.477.268       1.717.362
                                                  --------------   -------------



b)   Other non-operating disbursements:

                                                       2003             2002
                                                       TCH$             TCH$
Miscellaneous expenses and fees                           5.556          48.851
Holding expenses                                        862.056         396.787
Board compensation                                      167.217         166.398
Loss on asset sales                                      17.535          47.945
Bottles and cases write-off                              -              149.593
Conversion adjustments (1)                              120.752          -
Amortization of prepaid expenses                        761.302         969.326
Amortization of intangibles                             591.485         579.179
Fair value Swap                                       1.047.219          -
Payment of patent                                       116.880         120.647
Other miscellaneous disbursements                       427.072         559.143
                                                  --------------   -------------
       Total                                          4.117.074       3.037.869
                                                  --------------   -------------

(1) This amount corresponds to the conversion of the financial statements of foreign subsidiaries according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Price-level Restatement

The application of price-level restatement as described in Note 2e) caused a net credit of TCH$203.750 against income in 2003 (a net debit of TCH$344.676 in 2002), as follows:

Assets - (charges) and credits                    Adjustment Index          2003            2002
                                                                            TCH$            TCH$
Inventories                                             CPI                    10.590          9.822
Property, plant and equipment                           CPI                 1.470.802        546.013
Investment in related companies                         CPI                   900.931         16.644
Other non-monetary assets                               CPI                 3.396.494      1.533.229
Expense and cost accounts                               CPI                   284.874        353.367
                                                                       ------------------------------
   Total                                                                    6.063.691      2.459.075
                                                                       ------------------------------

Liabilities and equity - (charges) and            Adjustment Index          2003            2002
credits                                                                     TCH$            TCH$
Bank debt                                               CPI                 (588.152)      (306.606)
Equity                                                   UF               (2.396.854)    (1.413.040)
Bonds                                                   U.F.              (1.483.544)      (727.001)
Other non-monetary liabilities                        CPI-U.F.            (1.046.153)      (233.316)
Income accounts                                         CPI                 (345.238)      (123.788)
                                                                       ------------------------------
   Total                                                                  (5.859.941)    (2.803.751)
                                                                       ------------------------------
Profit (loss) due to price-level restatement                                  203.750      (344.676)
                                                                       ------------------------------


25.  Foreign Exchange

The application of price-level restatement as described in Note 2e) and f) caused a net credit of TCH$694.007 in 2003 for the foreign exchange (a net debit of TCH$133.208 in 2002), as follows:



Description                                       Currency                          Amount
                                                                            2003            2002
                                                                            TCH$             TCH$
Accounts and documents receivable                  Dollar                 (1.057.633)        511.834
Inventory                                          Dollar                      -             221.824
Other non-monetary assets                          Dollar                 (1.742.687)      2.356.206
                                                                       ------------------------------
Total (Charges) Credits                                                   (2.800.320)      3.089.864
                                                                       ------------------------------
Bank debt                                          Dollar                     974.500          -
Bonds                                              Dollar                    (34.409)      (814.485)
Documents and accounts payable                     Dollar                     228.674      (515.662)
Other non-monetary liabilities                     Dollar                   2.325.562    (1.892.925)
                                                                       ------------------------------
Total (Charges) Credits                                                     3.494.327    (3.223.072)
                                                                       ------------------------------
Profit (loss) on exchange differential                                        694.007      (133.208)
                                                                       ------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


26.  Extraordinary Items


As of June 30, 2003, the subsidiary Embonor S.A. recognized benefit for tax losses amounting to TCH$1.489 ( TCH$1.254.006 in 2002).

27.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2003                   Deferred      Increase       Amortization    Balance
                       Expenses
                          TCH$         TCH$             TCH$          TCH$
U.S. Bonds             2.413.436        -            (360.558)     2.052.878
Chile Bonds            3.770.503        26.468       (192.189)     3.604.782
                --------------------------------------------------------------
   Total               6.183.939        26.468       (552.747)     5.657.660
                --------------------------------------------------------------

2002                   Deferred      Increase       Amortization    Balance
                       Expenses
                          TCH$         TCH$             TCH$          TCH$
U.S. Bonds             3.177.082        -            (371.861)     2.805.221
Chile Bonds            4.847.965        -            (414.058)     4.433.907
                --------------------------------------------------------------
   Total               8.025.047        -            (785.919)     7.239.128
                --------------------------------------------------------------


28.  Cash flow statement

(a)  Composition of cash and cash equivalents:

As of June 30, 2003 and 2002, the Company has considered the following items as cash and cash equivalents:

                                        2003            2002
                                        TCH$            TCH$
      Cash and Bank balances          4.041.935       3.242.022
      Time Deposits                   7.459.320      19.417.841
      Marketable securities          10.853.253       2.316.158
      Other current assets            1.458.098           -
                                  ------------------------------
      Total                          23.812.606      24.976.021
                                  ------------------------------

(b)  Investment activities relating to future cash flows are as follows:

                                                        2003            2002
                                                        TCH$             TCH$
     Incorporation of assets in leasing               1.149.282       2.229.607
                                                 -------------------------------
     Total                                            1.149.282       2.229.607
                                                 -------------------------------


(c)  Other income received breaks down as follows:

                                                        2003            2002
                                                        TCH$            TCH$
     Net collection of guarantee deposits                 6.962         104.807
     Sale of broken glass and others not in use          67.684          59.847
     Share in advertising                             1.714.699         590.058
     Recovery of other income                             -              52.943
     Sale of promotional articles                       330.259         399.364
     Miscellaneous services (processing)                193.538         323.995
     Sale of investments                                 50.671          44.640
     Sales of assets and other products                   -             120.528
     Other                                              200.281          41.671
                                                 -------------------------------
     Total                                            2.564.094       1.737.853
                                                 -------------------------------

(d)  Other paid-in expenses as follows:

                                                        2003            2002
                                                        TCH$            TCH$
     Remuneration of Board of Directors                 167.217         166.398
     Tax from previous years                              7.456         129.632
     Previous years expenses                             55.062         120.495
     Central administration expenses                    249.923         213.305
     Repurchase of bottles and cases                    128.364           -
     Data processing projects                            39.531           -
     Exchange differential                              120.752           -
     Other miscellaneous items                          206.830         121.354
                                                 -------------------------------
     Total                                              975.135         751.184
                                                 -------------------------------

(e)  Other sources of financing as follows:

                                                        2003             2002
                                                        TCH$             TCH$
     Financial income from Swap                       7.672.454           -
     Recovery of guarantee                               33.937           -
     Other sources                                        -              86.406
                                                 -------------------------------
     Total                                            7.706.391          86.406
                                                 -------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(e)  Other disbursements for financing as follows:

                                                        2003             2002
                                                        TCH$             TCH$
     Refund of guarantee                                      -         142.553
     Other disbursements                                      6         121.256
                                                 -------------------------------
     Total                                                    6         263.809
                                                 -------------------------------

29.  Derivative Agreements:

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:

---------- ---------- ---------------------------------------------------------    ----------  ------------------------------------
                                        Description of the contracts                Value of            Accounts that affects
                      ---------------------------------------------------------       the      ------------------------------------
  Type of   Type of   Value of    Expir-  Specific  Position    Transaction        guarantee    Assets/Liabilities     Effect on
derivative agreement  agreement    ation    Item      buys       protected         protected                            results
                                   date               sale
---------- ---------- ---------- -------- --------- -------- --------------------- ----------  -------------------  ----------------
                                                              Name       Amount                   Name     Amount    Fact      Not
                                                                                                                              Fact
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- -------   ------- --------
                          US$                                             TCH$       TCH$                   TCH$      TCH$     TCH$
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- -------   ------- --------
     S        CCPE    160.000.000  March  USD-LIBOR    B       Bonos   109.604.800 111.859.200 Notes and  8.155.016 (1.047.    -
                                   2006     -BBA                USA                             Bonds                  219)
                                                                                                payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------- ----------- --------- ------- --------
     FR       CCTE     2.000.000   July      USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (92.142)
                                   2003                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------
     FR       CCTE     2.000.000  August     USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (47.481)
                                   2003                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------
     FR       CCTE     2.000.000 September   USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (51.145)
                                   2003                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------
     FR       CCTE     2.000.000  October    USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (54.891)
                                   2003                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------
     FR       CCTE     2.000.000 November    USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (57.106)
                                   2003                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------
     FR       CCTE     2.000.000 December    USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (60.086)
                                   2003                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------
     FR       CCTE     2.000.000 January     USD        B    Existen-   1.398.240  1.398.240  Inventory/  1.398.240    -    (63.191)
                                   2004                        cias                           Account
                                                                                              payable
---------- ---------- ---------- -------- --------- -------- --------- ---------- ----------  ----------- --------- ------- --------

On June 20, 2002, the company signed a rate swap hedge with a foreign financial institution in order to protect the market value of the US$160.000.000 bond issued on the U.S. market. This hedge was partially liquidated on June 10, 2003, creating an advance of US$8.130.000 for the Parent Company.

The Company signed exchange rate forward hedges in the first half of 2003 with financial institutions in order to protect the cash flow payable for dollar debt. These hedges generated profits of ChTh$1.333.215, which were imputed toward interest income.

30.  Contingencies and commitments

As of June 30, 2003 and 2002, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 30 c).

(a)  Direct commitments

As of June 30, 2003 and 2002, there were no direct commitments.

(b)  Indirect commitments

As of June 30, 2003 and 2002, there were no indirect commitments.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c)  Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A.
(ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not result in significant expense for the Company.

The principal processes in relation to these matters are:

i) The tax authorities have required that ELSA pay a General Sales Tax (IGV) on the value of the Kola Inglesa and San Luis trademarks acquired in March 1997 by Porvent S.A. According to Peruvian tax laws, intangible assets are assessable by the IGV only if they are contained on tangible objets and, in the case of imports, if the seller is a Peruvian entity.

The Management of the Company and its legal counsel consider that the above requirements do not apply to this transaction. The IGV and the fines set by the tax authorities total approximately TCH$ 12.457.671. If the Company must pay the IGV, it could be used as a credit against future payments of that tax.

ii) The Company did not pay the Minimum Income Tax (IMR) for the year ending December 31, 1996 based on a resolution issued by the Constitutional Court of Peru in October 1996 in favor of two other entities, which provided that the IMR did not apply to those companies because they had tax losses during that period. The tax totaled TCH$1.096.318 as of June 30, 2003.

ELSA has filed legal action to prevent any attempt by the tax authorities to demand the tax. Management and legal counsel believe that they will not have to pay any such tax.

iii) The tax authorities in Peru have made observations regarding the fiscal credit used in the period from April 1997 to March 1998. The observations relate to the write-off of returnable plastic and glass bottles that was made, according to an appraisal, less than two years after the purchase date. Pursuant to tax law, the General Sales Tax which was used as a fiscal credit that was assessed on the purchase of these bottles must be returned if they have been sold or written off within two years of the purchase date.

The amount claimed by the Peruvian tax authorities for the period under audit totals approximately TCH$ 2.234.273. Additionally, there is an unquantified contingent liability associated with this matter for the years subject to audit (1998 through 2002).

ELSA is at this time gathering supporting documentation to show that the bottles written-off related to purchases made more than two years earlier. In the opinion of Management and its legal counsel, the resolution of this issue will not be of significant expense to the Company.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


iv) In November 2002, Fiscal Court Resolution No. 05234-3-2002 was issued denying the Company the right to make use of Special Apportionment Regime Law No. 27344 (RFE) invoked by the Company in 2000 only regarding the sums related to Case No. 400213 for approximately TCH$2.134.156.

In the opinion of the Fiscal Court, the Company should have included all of the cases pending against the Tax Administration or otherwise specify that the invocation of the RFE was only partial. Although the Company initially failed to specify that its submission was partial and limited only to the aforesaid case, this fact was remedied by a complementary letter.

The Company is proposing a contentious-administrative lawsuit before the Lima Superior Court. In the opinion of management and the Company's legal counsel, there is jurisprudence of the Supreme Court in support of the company's position so no reserve would have to be made for this reason.


d)   Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 3.460.000 is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

(iv) Maintain a ratio of funded debt to EBITDA below 5.5 times as of December 31 each year.


Wachovia Bank, National Association and Rabobank Curacao N.V.  Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.


31.  Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of June 30, 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32. Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of June 30, 2003 and 2002, are summarized as follows:

a)   Assets:

     -------------------------------------------------------------------------------------------
                  Line                   Currency                 Amount             Amount
     ===========================================================================================
                                                                   2003               2002
     -------------------------------------------------------------------------------------------
                                                                   TCH$               TCH$
                                     -----------------------------------------------------------
     Cash                            Non-adjustable pesos         2.855.374          2.205.413
                                     -----------------------------------------------------------
                                     Dollars                        305.251            165.900
                                     -----------------------------------------------------------
                                     Bolivianos                      80.259            734.326
                                     -----------------------------------------------------------
                                     New Soles                      801.051            136.383
     -------------------------------------------------------------------------------------------
                                     Dollars                      6.746.508         18.624.122
     Time deposits
                                     -----------------------------------------------------------
                                     Non-adjustable pesos             -                  -
                                     -----------------------------------------------------------
                                     New Soles                      712.812            793.719
     -------------------------------------------------------------------------------------------
     Marketable securities           Non-adjustable pesos             -                  -
                                     -----------------------------------------------------------
                                     Dollars                     10.853.253          2.316.158
     -------------------------------------------------------------------------------------------
     Sales receivables               Non-adjustable pesos         5.184.950          5.693.189
                                     -----------------------------------------------------------
                                     Dollars                          -                 43.925
                                     -----------------------------------------------------------
                                     Bolivianos                   1.054.864            962.516
                                     -----------------------------------------------------------
                                     New Soles                    3.867.172          3.281.343
     -------------------------------------------------------------------------------------------
     Documents receivable            Non-adjustable pesos         3.231.910          3.274.958
                                     -----------------------------------------------------------
                                     Dollars                         18.075                668
                                     -----------------------------------------------------------
                                     Bolivianos                     322.674            407.955
                                     -----------------------------------------------------------
                                     New Soles                      173.658            144.942
     -------------------------------------------------------------------------------------------
     Sundry receivables              Non-adjustable pesos         1.024.089            941.491
                                     -----------------------------------------------------------
                                     Dollars                        306.981            242.473
                                     -----------------------------------------------------------
                                     Bolivianos                   1.186.358            293.895
                                     -----------------------------------------------------------
                                     New Soles                      523.305          1.066.345
     -------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       -----------------------------------------------------------------------------------------
                  Line                   Currency                Amount             Amount
       -----------------------------------------------------------------------------------------
                                                                  2003               2002
       -----------------------------------------------------------------------------------------
                                                                  TCH$               TCH$
       -----------------------------------------------------------------------------------------
       Accounts and documents        Adjustable pesos                 -                  -
         related companies
                                     -----------------------------------------------------------
                                     Non-adjustable pesos           234.046            151.770
                                     -----------------------------------------------------------
                                     Dollars                        120.828          2.221.429
                                     -----------------------------------------------------------
                                     New Soles                        -                  -
       -----------------------------------------------------------------------------------------
       Inventories                   Non-adjustable pesos         3.244.183          3.097.320
                                     -----------------------------------------------------------
                                     Dollars                      4.846.025          3.908.501
                                     -----------------------------------------------------------
                                     Bolivianos                   1.294.178          1.159.020
                                     -----------------------------------------------------------
                                     New Soles                    1.670.837          1.520.087
       -----------------------------------------------------------------------------------------
       Recoverable taxes             Non-adjustable pesos         1.023.536          4.960.581
                                     -----------------------------------------------------------
                                     New Soles                       15.760              5.765
                                     -----------------------------------------------------------
                                     Bolivianos                       -                  -
       -----------------------------------------------------------------------------------------
       Prepaid expenses              Non-adjustable pesos         1.991.417          2.686.576
                                     -----------------------------------------------------------
                                     Dollars                      2.457.182            376.933
                                     -----------------------------------------------------------
                                     Bolivianos                     655.956             14.642
                                     -----------------------------------------------------------
                                     New Soles                      580.317            577.202
       -----------------------------------------------------------------------------------------
       Deferred taxes                Non-adjustable pesos           935.467            335.095
       -----------------------------------------------------------------------------------------
       Other current assets          Non-adjustable pesos         2.505.513          1.083.339
                                     -----------------------------------------------------------
                                     Dollars                        942.918          1.262.052
                                     -----------------------------------------------------------
                                     New Soles                    3.253.477          2.201.566
                                     -----------------------------------------------------------
                                     Bolivianos                     234.248            308.635
       -----------------------------------------------------------------------------------------
       Total current assets                                      65.254.430         67.200.234
       -----------------------------------------------------------------------------------------
       Land                          Non-adjustable pesos         3.698.534          3.698.488
                                     -----------------------------------------------------------
                                     Dollars                      2.832.000          2.884.709
                                     -----------------------------------------------------------
                                     New Soles                    7.216.131          7.353.817
                                     -----------------------------------------------------------
       -----------------------------------------------------------------------------------------
       Buildings and Infrastructure  Non-adjustable pesos        25.051.535         24.891.854
                                     -----------------------------------------------------------
                                     Dollars                      4.973.211          4.951.970
                                     -----------------------------------------------------------
                                     New Soles                   18.611.018         18.666.760
       -----------------------------------------------------------------------------------------
       Machinery and equipment       Non-adjustable pesos        39.448.377         38.987.608
                                     -----------------------------------------------------------
                                     Dollars                     26.478.199         26.669.323
                                     -----------------------------------------------------------
                                     New Soles                   52.814.636         55.382.301
       -----------------------------------------------------------------------------------------
       Other fixed assets            Non-adjustable              58.512.286         53.908.101
                                     pesos
                                     -----------------------------------------------------------
                                     Dollars                     28.938.505         27.975.554
                                     -----------------------------------------------------------
                                     New Soles                   63.073.580         62.769.987
       -----------------------------------------------------------------------------------------
       Technical reappraisal of      Non-adjustable pesos         1.877.886          1.884.204
         property, plant and
         equipment
       -----------------------------------------------------------------------------------------
       Accumulated Depreciation      Non-adjustable pesos      (63.718.938)       (56.734.868)
                                     -----------------------------------------------------------
                                     Dollars                   (19.669.973)       (17.357.926)
                                     -----------------------------------------------------------
                                     New Soles                 (78.177.242)       (77.517.856)
       -----------------------------------------------------------------------------------------
       Total  property, plant and                               171.959.745        178.414.026
         equipment
       -----------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       -----------------------------------------------------------------------------------------
                  Line               Currency                     Amount             Amount
       -----------------------------------------------------------------------------------------
                                                                   2003               2002
       -----------------------------------------------------------------------------------------
                                                                   TCH$               TCH$
       -----------------------------------------------------------------------------------------
       Investment in related         Non-adjustable pesos         1.024.948            905.115
         companies                   -----------------------------------------------------------
                                     Dollars                        432.475            677.949
       -----------------------------------------------------------------------------------------
       Investment in other companies Non-adjustable pesos               980                982
                                     -----------------------------------------------------------
                                     Dollars                         76.985             78.419
                                     -----------------------------------------------------------
                                     New Soles                       39.476             40.211
       -----------------------------------------------------------------------------------------
       Goodwill                      Non-adjustable pesos       206.672.858        219.723.390
                                     -----------------------------------------------------------
                                     Dollars                     76.717.800         83.260.439
                                     -----------------------------------------------------------
                                     New Soles                        -                  -
       -----------------------------------------------------------------------------------------
       Negative goodwill             Dollars                      (816.330)          (875.481)
       -----------------------------------------------------------------------------------------
       Long-term receivables         Dollars                        183.505            263.699
                                     -----------------------------------------------------------
                                     New Soles                        -                 19.448
       -----------------------------------------------------------------------------------------
       Intangibles                   Non-adjustable pesos            19.686             19.775
                                     -----------------------------------------------------------
                                     Dollars                          -                  -
                                     -----------------------------------------------------------
                                     New Soles                   23.503.098         23.014.757
       -----------------------------------------------------------------------------------------
       Amortization                  Non-adjustable pesos           (3.191)            (2.782)
                                     -----------------------------------------------------------
                                     Dollars                          -                  -
                                     -----------------------------------------------------------
                                     New Soles                  (7.012.220)        (5.950.154)
       -----------------------------------------------------------------------------------------
       Other                         Non-adjustable pesos         5.361.270          9.178.810
                                     -----------------------------------------------------------
                                     Dollars                          -                  -
                                     -----------------------------------------------------------
                                     New Soles                    2.956.052              -
       -----------------------------------------------------------------------------------------
       Total other assets                                       309.157.394        330.354.577
       -----------------------------------------------------------------------------------------
       Total assets                                             546.371.569        575.968.837
       -----------------------------------------------------------------------------------------
                                     Adjustable pesos                 -                  -
       -----------------------------------------------------------------------------------------
                                     Non-adjustable pesos       300.176.716        320.890.409
       -----------------------------------------------------------------------------------------
                                     Dollars                    146.743.398        157.690.816
       -----------------------------------------------------------------------------------------
                                     New Soles                   94.622.918         94.104.566
       -----------------------------------------------------------------------------------------
                                     Bolivianos                   4.828.537          3.283.046
       -----------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)       Liabilities:
---------------------------------------------------------------------------------------------------
                                                                 Out to 90 days
                                            -------------------------------------------------------
                                                       2003                          2002
        Line               Currency         -------------------------------------------------------
                                             Amount         Annual         Amount         Annual
                                              TCH$         average          TCH$         average
                                                           interest                      interest
                                                             rate                          rate
---------------------------------------------------------------------------------------------------
       CURRENT
     LIABILITIES
---------------------------------------------------------------------------------------------------
   Short-term           Dollars                -                -            -              -
   bank debt
                        ---------------------------------------------------------------------------
                        New Soles                 5.536       7.00%          -              -
---------------------------------------------------------------------------------------------------
   Long-term bank       Adjustable             -                -            -              -
   debt -               pesos
   short-term
   portion
                        ---------------------------------------------------------------------------
                        New Soles              -                -              5.022      2.30%
                        ---------------------------------------------------------------------------
                        Dollars                  43.024       7.00%            7.917      13.00%
---------------------------------------------------------------------------------------------------
   Bonds -              Adjustable pesos     19.487.678       7.00%        2.144.960      7.00%
   short-term
   portion
                        ---------------------------------------------------------------------------
                        Dollars               5.578.361      9.875%        2.274.207      9.875%
---------------------------------------------------------------------------------------------------
   Accounts             Dollars               5.224.862         -          3.356.504        -
   payable
                        ---------------------------------------------------------------------------
                        New Soles             2.454.406         -          2.222.930        -
                        ---------------------------------------------------------------------------
                        Non-adjustable $      3.758.123         -          4.636.055        -
                        ---------------------------------------------------------------------------
                        Bolivianos              115.843         -            149.687        -
---------------------------------------------------------------------------------------------------
   Documents            Dollars               1.117.474         -          1.352.011        -
   payable
                        ---------------------------------------------------------------------------
                        New Soles                60.525         -            152.545        -
---------------------------------------------------------------------------------------------------
   Sundries             Non-adjustable $      1.030.746         -          1.254.183        -
   payable
                        ---------------------------------------------------------------------------
                        Dollars                -                -            -              -
                        ---------------------------------------------------------------------------
                        New Soles               489.832         -            661.112        -
                        ---------------------------------------------------------------------------
                        Bolivianos             -                -            -              -
---------------------------------------------------------------------------------------------------
   Intercompany         Non-adjustable          763.642         -            -              -
   documents and
   accounts
   payable              $
                        ---------------------------------------------------------------------------
                        Dollars               2.701.194         -            501.397        -
                        ---------------------------------------------------------------------------
                        New Soles              -                -            -              -
---------------------------------------------------------------------------------------------------


b)       Liabilities:
----------------------------------------------------------------------------------------------------------
                                                                  From 90 days to 1 year
                                           ---------------------------------------------------------------
                                                           2003                          2002
        Line               Currency        ---------------------------------------------------------------
                                                  Amount       Annual         Amount         Annual
                                                   TCH$        average         TCH$          average
                                                              interest                    interest rate
                                                                rate
----------------------------------------------------------------------------------------------------------
       CURRENT
     LIABILITIES
----------------------------------------------------------------------------------------------------------
   Short-term           Dollars                     -             -             -               -
   bank debt
                        ----------------------------------------------------------------------------------
                        New Soles                   -             -             -               -
----------------------------------------------------------------------------------------------------------
   Long-term bank       Adjustable               17.703.178   TAB+1.4%        17.875.865    TAB+1.4%
   debt -               pesos
   short-term
   portion
                        ----------------------------------------------------------------------------------
                        New Soles                   -             -             -               -
----------------------------------------------------------------------------------------------------------
                        Dollars                     244.251    13.00%             90.001     13.00%
                        ----------------------------------------------------------------------------------
   Bonds -              Adjustable pesos            -              -            -               -
   short-term
   portion
                        ----------------------------------------------------------------------------------
                        Dollars                     -             -             -               -
----------------------------------------------------------------------------------------------------------
   Accounts             Dollars                     -             -             -               -
   payable
                        ----------------------------------------------------------------------------------
                        New Soles                   -             -             -               -
                        ----------------------------------------------------------------------------------
                        Non-adjustable $                159       -             -               -
                        ----------------------------------------------------------------------------------
                        Bolivianos                  -             -             -               -
----------------------------------------------------------------------------------------------------------
   Documents            Dollars                     -             -               16.806        -
   payable
                        ----------------------------------------------------------------------------------
                        New Soles                   -             -             -               -
----------------------------------------------------------------------------------------------------------
   Sundries             Non-adjustable $              7.218       -             -               -
   payable
                        ----------------------------------------------------------------------------------
                        Dollars                     -             -             -               -
                        ----------------------------------------------------------------------------------
                        New Soles                   -             -             -               -
                        ----------------------------------------------------------------------------------
                        Bolivianos                  -             -             -               -
----------------------------------------------------------------------------------------------------------
   Intercompany         Non-adjustable              -             -              707.247        -
   documents and
   accounts
   payable              $
                        ----------------------------------------------------------------------------------
                        Dollars                     -             -             -               -
                        ----------------------------------------------------------------------------------
                        New Soles                   -             -             -               -
----------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

---------------------------------------------------------------------------------------------------
        Line               Currency                               Out to 90 days
---------------------------------------------------------------------------------------------------
                                                        2003                          2002
---------------------------------------------------------------------------------------------------
                                                 Amount      Annual         Amount         Annual
                                                   TCH$     average          TCH$         average
                                                            interest                      interest
                                                              rate                          rate
---------------------------------------------------------------------------------------------------
       CURRENT
     LIABILITIES
---------------------------------------------------------------------------------------------------
   Provisions           Adjustable $           -               -              -              -
                        ---------------------------------------------------------------------------
                        Non-adjustable          807.142        -               658.012       -
                        $
                        ---------------------------------------------------------------------------
                        New Soles             3.693.068        -             3.717.564       -
                        ---------------------------------------------------------------------------
                        Bolivianos            1.461.324        -               231.225       -
                        ---------------------------------------------------------------------------
                        Dollars                   8.746        -                10.327       -
---------------------------------------------------------------------------------------------------
   Withholdings         Non-adjustable        1.431.737        -             1.124.177       -
                        $
                        ---------------------------------------------------------------------------
                        New Soles             1.550.781        -             1.416.356       -
                        ---------------------------------------------------------------------------
                        Bolivianos              822.987        -               728.972       -
---------------------------------------------------------------------------------------------------
   Deferred Tax         Non-adjustable            3.126        -              -              -
                        $
---------------------------------------------------------------------------------------------------
   Other current        Dollars                -               -              -              -
   liabilities
                        ---------------------------------------------------------------------------
                        New Soles               426.042        -              -              -
                        ---------------------------------------------------------------------------
                        Non-adjustable            1.192        -                61.303       -
                        $
---------------------------------------------------------------------------------------------------
   Total current                             52.994.367        -            26.661.444       -
   liabilities
                        ---------------------------------------------------------------------------
                        Non-adjustable        6.764.962        -             6.479.547       -
                        $
                        ---------------------------------------------------------------------------
                        Adjustable $         19.487.678        -             2.144.960       -
                        ---------------------------------------------------------------------------
                        Dollars              15.661.383        -             8.756.546       -
                        ---------------------------------------------------------------------------
                        New Soles             8.680.190        -             8.170.507       -
                        ---------------------------------------------------------------------------
                        Bolivianos            2.400.154        -             1.109.884       -
---------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
        Line               Currency                            From 90 days to 1 year
-------------------------------------------------------------------------------------------------------
                                                          2003                         2002
-------------------------------------------------------------------------------------------------------
                                               Amount         Annual          Amount      Annual
                                                TCH$         average           TCH$       average
                                                             interest                     interest
                                                               rate                          rate
-------------------------------------------------------------------------------------------------------
       CURRENT
     LIABILITIES
-------------------------------------------------------------------------------------------------------
   Provisions           Adjustable $             -              -               -             -
                        -------------------------------------------------------------------------------
                        Non-adjustable         1.770.803        -              1.538.128      -
                        $
                        -------------------------------------------------------------------------------
                        New Soles                -              -               -             -
                        -------------------------------------------------------------------------------
                        Bolivianos               -              -                911.559      -
                        -------------------------------------------------------------------------------
                        Dollars                  -              -               -             -
-------------------------------------------------------------------------------------------------------
   Withholdings         Non-adjustable           -              -               -             -
                        $
                        -------------------------------------------------------------------------------
                        New Soles                -              -               -             -
                        -------------------------------------------------------------------------------
                        Bolivianos               -              -               -             -
-------------------------------------------------------------------------------------------------------
   Deferred Tax         Non-adjustable           -              -               -             -
                        $
-------------------------------------------------------------------------------------------------------
   Other current        Dollars                  -              -               -             -
   liabilities
                        -------------------------------------------------------------------------------
                        New Soles                -              -               -             -
                        -------------------------------------------------------------------------------
                        Non-adjustable            98.130        -                183.911      -
                        $
-------------------------------------------------------------------------------------------------------
   Total current                              19.823.729        -             21.323.517      -
   liabilities
                        -------------------------------------------------------------------------------
                        Non-adjustable         1.868.933        -              2.429.286      -
                        $
                        -------------------------------------------------------------------------------
                        Adjustable $          17.703.178        -             17.875.865      -
                        -------------------------------------------------------------------------------
                        Dollars                  251.618        -                106.807      -
                        -------------------------------------------------------------------------------
                        New Soles                -              -               -             -
                        -------------------------------------------------------------------------------
                        Bolivianos               -              -                911.559      -
-------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


   As of June 30, 2003:

------------------------------------------------------------------------------------------------------
        Line               Currency                 1 to 3 years                  3 to 5 years
------------------------------------------------------------------------------------------------------
                                             Amount         Annual          Amount          Annual
                                              TCH$          average          TCH$          average
                                                         interest rate                  interest rate
------------------------------------------------------------------------------------------------------
      LONG-TERM
     LIABILITIES
------------------------------------------------------------------------------------------------------
                      Adjustable $           17.604.137    TAB+1.4%           -               -
   Bank debt

                      --------------------------------------------------------------------------------
                      Dollars                   461.595     13.00%          34.956.000    Libor+2.5%
------------------------------------------------------------------------------------------------------
   Bonds              Adjustable $             -               -              -               -
                      --------------------------------------------------------------------------------
                      Dollars                  -               -           108.256.795      9.875%
------------------------------------------------------------------------------------------------------
   Long-term          Non-adjustable $          450.654        -               110.850        -
   provisions
                      --------------------------------------------------------------------------------
                      New Soles                -               -              -               -
                      --------------------------------------------------------------------------------
                      Bolivianos               -               -             1.121.519        -
------------------------------------------------------------------------------------------------------
   Long-term deferred Non-adjustable $         -               -              -               -
   tax
                      --------------------------------------------------------------------------------
                      New Soles              75.147.111        -              -               -
------------------------------------------------------------------------------------------------------
   Other long-term    Adjustable $              393.735        -               262.490        -
   liabilities
                      --------------------------------------------------------------------------------
                      Non-adjustable $          585.227        -                18.970        -
                      --------------------------------------------------------------------------------
                      Dollars                  -               -              -               -
                      --------------------------------------------------------------------------------
                       New Soles              1.367.070        -                38.820        -
                      --------------------------------------------------------------------------------
                       Bolivianos              -               -             1.061.321        -
------------------------------------------------------------------------------------------------------
   Total long-term    Adjustable $           17.997.872        -               262.490        -
   liabilities
                      --------------------------------------------------------------------------------
                      Non-adjustable $        1.035.881        -               129.820        -
                      --------------------------------------------------------------------------------
                      Dollars                   461.595        -           143.212.795        -
                      --------------------------------------------------------------------------------
                      New Soles               6.514.181        -                38.820        -
                      --------------------------------------------------------------------------------
                      Bolivianos               -               -             2.182.840        -
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
        Line               Currency              5 to 10 years                 More than 10 years
--------------------------------------------------------------------------------------------------------
                                           Amount           Annual        Amount           Annual
                                            TCH$           average         TCH$           average
                                                        interest rate                  interest rate
--------------------------------------------------------------------------------------------------------
      LONG-TERM
     LIABILITIES
--------------------------------------------------------------------------------------------------------
                      Adjustable $            -               -              -               -
   Bank debt

                      ----------------------------------------------------------------------------------
                      Dollars                 -               -              -               -
--------------------------------------------------------------------------------------------------------
   Bonds              Adjustable $            -               -            26.372.287       6.85%
                      ----------------------------------------------------------------------------------
                      Dollars                 -               -              -               -
--------------------------------------------------------------------------------------------------------
   Long-term          Non-adjustable $         190.875        -               313.111        -
   provisions
                      ----------------------------------------------------------------------------------
                      New Soles               -               -              -               -
                      ----------------------------------------------------------------------------------
                      Bolivianos              -               -              -               -
--------------------------------------------------------------------------------------------------------
   Long-term deferred Non-adjustable $        -               -              -               -
   tax
                      ----------------------------------------------------------------------------------
                      New Soles               -               -              -               -
--------------------------------------------------------------------------------------------------------
   Other long-term    Adjustable $             393.734        -              -               -
   liabilities
                      ----------------------------------------------------------------------------------
                      Non-adjustable $         176.439        -             2.582.364        -
                      ----------------------------------------------------------------------------------
                      Dollars                 -               -              -               -
                      ----------------------------------------------------------------------------------
                       New Soles                29.323        -              -               -
                      ----------------------------------------------------------------------------------
                       Bolivianos             -               -              -               -
--------------------------------------------------------------------------------------------------------
   Total long-term    Adjustable $             393.734        -            26.372.287        -
   liabilities
                      ----------------------------------------------------------------------------------
                      Non-adjustable $         367.314        -             2.895.475        -
                      ----------------------------------------------------------------------------------
                      Dollars                 -               -              -               -
                      ----------------------------------------------------------------------------------
                      New Soles                 29.323        -              -               -
                      ----------------------------------------------------------------------------------
                      Bolivianos              -               -              -               -
--------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

As of June 30, 2002:

------------------------------------------------------------------------------------------------------
        Line               Currency                 1 to 3 years                  3 to 5 years
------------------------------------------------------------------------------------------------------
                                             Amount         Annual            Amount       Annual
                                              TCH$          average            TCH$        average
                                                         interest rate                     interest
                                                                                             rate
------------------------------------------------------------------------------------------------------
      LONG-TERM
     LIABILITIES
------------------------------------------------------------------------------------------------------
                      Adjustable $           35.141.764    TAB+1.4%           -              -
   Bank debt

                      --------------------------------------------------------------------------------
                      Dollars                   505.292     13.00%              44.507     13.00%
                      --------------------------------------------------------------------------------
                      New Soles                -               -              -              -
------------------------------------------------------------------------------------------------------
   Bonds              Adjustable $           48.159.113      6.85%            -              -
                      --------------------------------------------------------------------------------
                      Dollars                  -               -           106.719.376     9.875%
------------------------------------------------------------------------------------------------------
   Long-term          Non-adjustable $          291.896        -               226.410       -
   deferred tax
                      --------------------------------------------------------------------------------
                      New Soles              10.265.243        -              -              -
------------------------------------------------------------------------------------------------------
   Long-term          Non-adjustable $          316.720        -               130.746       -
   provisions
                      --------------------------------------------------------------------------------
                      New Soles                -               -              -              -
                      --------------------------------------------------------------------------------
                      Bolivianos               -               -               891.738       -
------------------------------------------------------------------------------------------------------
   Other long-term    Non-adjustable $          206.636        -                 2.158       -
   liabilities
                      --------------------------------------------------------------------------------
                      Adjustable $              458.716        -               458.716       -
                      --------------------------------------------------------------------------------
                      Dollars                    42.714        -              -              -
                      --------------------------------------------------------------------------------
                       New Soles              1.533.208        -                36.272       -
                      --------------------------------------------------------------------------------
                       Bolivianos              -               -             1.342.263       -
------------------------------------------------------------------------------------------------------
   Total long-term    Adjustable $           83.759.593        -               458.716       -
   liabilities
                      --------------------------------------------------------------------------------
                      Non-adjustable $          815.252        -               359.314       -
                      --------------------------------------------------------------------------------
                      Dollars                   548.006        -           106.763.883       -
                      --------------------------------------------------------------------------------
                      New Soles              11.798.451        -                36.272       -
                      --------------------------------------------------------------------------------
                      Bolivianos               -               -             2.234.001       -
------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
        Line               Currency             5 to 10 years              More than 10 years
---------------------------------------------------------------------------------------------------
                                               Amount    Annual           Amount        Annual
                                                TCH$     average           TCH$         average
                                                         interest                       interest
                                                            rate                          rate
---------------------------------------------------------------------------------------------------
      LONG-TERM
     LIABILITIES
---------------------------------------------------------------------------------------------------
                      Adjustable $             -             -            -               -
   Bank debt

                      -----------------------------------------------------------------------------
                      Dollars                  -             -            -               -
                      -----------------------------------------------------------------------------
                      New Soles                -             -            -               -
---------------------------------------------------------------------------------------------------
   Bonds              Adjustable $             -             -           26.322.468     6,85%
                      -----------------------------------------------------------------------------
                      Dollars                  -             -            -               -
---------------------------------------------------------------------------------------------------
   Long-term          Non-adjustable $         153.217       -              356.751       -
   deferred tax
                      -----------------------------------------------------------------------------
                      New Soles                -             -            -               -
---------------------------------------------------------------------------------------------------
   Long-term          Non-adjustable $         222.846       -              274.544       -
   provisions
                      -----------------------------------------------------------------------------
                      New Soles                -             -            -               -
                      -----------------------------------------------------------------------------
                      Bolivianos               -             -            -               -
---------------------------------------------------------------------------------------------------
   Other long-term    Non-adjustable $          38.009       -            2.474.007       -
   liabilities
                      -----------------------------------------------------------------------------
                      Adjustable $             931.652       -            -               -
                      -----------------------------------------------------------------------------
                      Dollars                  -             -            -               -
                      -----------------------------------------------------------------------------
                       New Soles                49.822       -            -               -
                      -----------------------------------------------------------------------------
                       Bolivianos              -             -            -               -
---------------------------------------------------------------------------------------------------
   Total long-term    Adjustable $             931.652       -           26.322.468       -
   liabilities
                      -----------------------------------------------------------------------------
                      Non-adjustable $         414.072       -            3.105.302       -
                      -----------------------------------------------------------------------------
                      Dollars                  -             -            -               -
                      -----------------------------------------------------------------------------
                      New Soles                 49.822       -            -               -
                      -----------------------------------------------------------------------------
                      Bolivianos               -             -            -               -
---------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

33. Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.


34. Research and Development Expenses:

As of June 30, 2003 and 2002, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

35. Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$167.217 in 2003 and TCH$166.398 in 2002.


36. Material Events

Coca-Cola Embonor S.A.

1. Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 28, 2003. The purpose was:

a) to approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2002 to December 31, 2002;

b) to discuss the results in the 2002 fiscal year;

c) to appoint the external auditors for the 2003 fiscal year;

d) to decide on the compensation of the Board of Directors for the 2003 fiscal year;

e) to report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) to decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) to decide on the 2003 dividend policy;

h) to set the compensation of the Directors Committee and its expense budget;

i) to hear and analyze, in general, any matter relating to the management and administration of the corporate business and to adopt the resolutions deemed convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2. The Company Board of Directors was elected for two years as follows:

         Regular members
         Hernan Vicuna Reyes
         Manuel Antonio Tocornal Astoreca
         Diego Hernan Vicuna Garcia-Huidobro
         Jorge Lesser Garcia Huidobro
         Glenn Jordan Schoenbohm
         Leonidas Vial Echeverria
         Mariano Rossi Rosales

         Alternate members
         -----------------
         Juan Mackena Iniguez
         Arturo Garnham Bravo
         Jose Tomas Errazuriz Grez
         Eugenio Tagle Barriga
         Rodrigo Romero Cabezas
         Jose Miguel Barros v.H.t.W.
         Gerardo Beramendi


37. Subsequent events

On July 9, 2003, the Parent Company became a surety and solidary co-debtor for its subsidiaries Inversora Los Andes S.A., incorporated in Bolivia, and Embotelladora Arica Overseas, incorporated in the Cayman Islands, to secure the obligations under one-year loans granted by Embotelladora Latinoamericana S.A. del Peru to such subsidiaries in the amount of US$5.500.000 and US$10.000.000, respectively.

On July 17, 2003, the Parent Company signed an interest rate swap agreement with Banco Santander Santiago for its debt with Wachovia Bank, National Association, and Rabobank Curacao N.V. totalling US$50.000.000. This agreement sets down a debt of ChTh$35.000.000 at an exchange rate of CH$700 for principal and interest payments, at the nominal TAB rate plus 2,45%.

On July 16, 2003, the agency of Coca-Cola Embonor S.A. made a capital contribution to Embotelladora Arica Overseas in the amount of US$7.500.000. A capital decrease was made in the same subsidiary on July 22, 2003, in which only another subsidiary, Embonor Holdings S.A., participated in the amount of US$23.000.000.

A capital decrease of US$23.000.000 was made in Embonor Holdings S.A. on July 24, 2003.

No other material events have occurred between June 30, 2003 and the date of preparation of the financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


38. The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                              Budgeted                   Spent
                                        TCH$                     TCH$
Effluent Treatment                       155.748                   20.009
Operating Cost                            64.460                  -
                               ---------------------        -----------------
Total                                    220.208                   20.009
                               ---------------------        -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS


I First Semester 2003 vs. 2002

Consolidated sales volume totaled 89.6 million unit cases. The consolidated volume in the second quarter rose 4.3% compared to the same period in the previous year. The growth was 3.5% on a cumulative basis as of June. The Chile Operation accumulated a growth of 3.2%, Peru 1.3% and Bolivia 11.5%.

A recovery has been observed in volume growth, particularly in the markets of Chile and Bolivia. These operations grew in the second quarter at rates of 8.5% and 10.9%, respectively. There was a good market share performance in all territories in which the company does business, with a 5-point recovery in the share in sales in the Chile Operation while the share remained the same in the case of Peru and Bolivia.

In this regard, the company is optimistic about a moderate recovery in the economies where its three operations do business. The company is also satisfied with its good performance on the market, which enabled it to strengthen its position in comparison to the trend in competing brands. However operating revenue declined 3.7% on a consolidated level to a total of TCH$115.605.210 (MUS$165.358,2). Operating profit declined 40.2% to a total of TCH$8.978.404 on a consolidated level (MUS$12.842,4), which represents 7.8% of revenues compared to 12.5% in the previous year, due fundamentally to a drop in unit sales prices in the Peru and Bolivia franchises. During the first semester ending June 30, 2002, the operating cash flow was TCH$19.994.230 (MUS$28.559,1) (operating profit (loss) + depreciation), a decrease of 22.2% compared to the previous year, which accounts for 17.3% of consolidated revenues. There was a non-operating loss of TCH$14.686.949 (MUS$21.007,8) compared to a loss of TCH$18.505.267 in the previous year. The decrease in the non-operating loss is due primarily to the increase in financial income and decrease in financial expenses and other non-operating expenses. The non-operating loss in 2003 included a goodwill amortization of TCH$8.980.678, which does not represent cash flows. The net loss was TCH$3.649.257, which compares to the net loss of TCH$5.756.336 in 2002.

Chilean Operations

Sales in the Chile Operation fell 0.7% in the first quarter and grew 8.5% in the second quarter, 3.2% better on a cumulative basis when compared to the same period in the previous year. It sales in June rose 11.5% with respect to the previous year and may indicate a moderate recovery in demand. Nominal prices per unit case in local currency have remained stable during the first half of 2003. Sales revenue totaled ChTh$56.771.501 (USTh$81.204,2), representing a drop of 0.01% compared to the same period in the previous year. Operating profit totaled TCH$6.812.546 (MUS$9.744,5), which is a decrease of 10.0% compared to the previous year. The operating profit accounts for 12.0% of revenue from this operation. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$10.937.659 (MUS$15.644,9), which represents 19.3% of revenues compared to 19.8% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Peruvian Operations

The Peru Operation grew 3.6% during the first quarter and fell 1.4% during the second quarter. Thus, the cumulative volume was 1.3% better than the same period in 2002. The company's competitive environment has stabilized, and there has been a two percentage points increase in the market share for the ELSA operation since January of this year. The nominal prices per unit case have been reduced slightly since the beginning of 2003. This situation is expected to be reversed in the medium term. Net revenue totaled TCH$43.101.160 (MUS$61.650,6), which represents a 9.5% decrease in relation to 2002. The operating profit was TCH$538.384 (MUS$770,1) and the operating cash flow (operating profit + depreciation) was TCH$5.474.944 (MUS$7.831,2), which accounts for 12.7% of revenue compared to 23.0% in the previous year.

Bolivian Operations

The Bolivian operation grew sales volume by 12.1% in the first quarter and 10.9% in the second quarter, representing a cumulative total growth of 11.5%. Of note is the growth in May and June, which was 11.6% and 13.6%, respectively, reflecting a recovery in demand in the Bolivian market. Like in the other operations, the competitive situation has remained stable and there has been a slight gain in market share at the expense of competing brands. Local prices per unit case have also experienced a slight drop in nominal currency, which is the result of business tactics that, in the opinion of the Company, do not reflect a medium-term pricing strategy. Net revenue totaled TCH$15.732.549 (MUS$22.503,4), which represents a 0.8% increase in relation to 2002. Operating profit totaled TCH$1.627.474 (MUS$2.327,9) and the operating cash flow (operating profit + depreciation) was TCH$3.581.627 (MUS$5.123,1), which accounts for 22.8% of revenue in comparison to 22.7% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of June 30, 2003 and 2002 are shown below:

-------------------------------------------------- ------------ --------------
Concepts                                               2003          2002
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Liquidity
-------------------------------------------------- ------------ --------------
Current assets                                      65.254.430     67.200.234
-------------------------------------------------- ------------ --------------
Current liabilities                                 72.818.096     47.984.961
-------------------------------------------------- ------------ --------------
Liquidity                                                 0.90           1.40
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Acid ratio
-------------------------------------------------- ------------ --------------
Current assets - Inventories                        54.199.209     57.515.306
-------------------------------------------------- ------------ --------------
Current liabilities                                 72.818.096     47.984.961
-------------------------------------------------- ------------ --------------
Acid ratio                                                0.74           1.20
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Debt ratio
-------------------------------------------------- ------------ --------------
Current liabilities + Long-term liabilities        274.712.523    285.591.765
-------------------------------------------------- ------------ --------------
Equity + Minority interest                         271.659.046    290.387.072
-------------------------------------------------- ------------ --------------
Debt ratio                                                1.01           0.98
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Current liabilities/Total debt                          26.51%         16.80%
-------------------------------------------------- ------------ --------------
Long-term debt/Total debt                               73.49%         83.20%
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Financial expenses coverage
-------------------------------------------------- ------------ --------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies    21.494.564     28.671.678
-------------------------------------------------- ------------ --------------
Net financial expenses                               4.090.273      7.515.062
-------------------------------------------------- ------------ --------------
Coverage                                                  5.26           3.82
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
ACTIVITY
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Total assets
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Inventories rotation
-------------------------------------------------- ------------ --------------
Cost of sales                                       71.123.592     67.974.167
-------------------------------------------------- ------------ --------------
Average inventories                                 12.328.206     10.144.819
-------------------------------------------------- ------------ --------------
Inventories rotation                                     11.54          13.40
-------------------------------------------------- ------------ --------------

-------------------------------------------------- ------------ --------------
Inventory turnover in days
-------------------------------------------------- ------------ --------------
Average inventories                                 12.328.206     10.144.819
-------------------------------------------------- ------------ --------------
Cost of sales                                       71.123.592     67.974.167
-------------------------------------------------- ------------ --------------
Inventory turnover in days                               31.20          26.86
-------------------------------------------------- ------------ --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


--------------------------------------- ---------------- -----------------
Concepts                                      2003              2002
--------------------------------------- ---------------- -----------------
Net sales
--------------------------------------- ---------------- -----------------
Chile                                        56.771.501        56.777.430
--------------------------------------- ---------------- -----------------
Peru                                         43.101.160        47.609.402
--------------------------------------- ---------------- -----------------
Bolivia                                      15.732.549        15.610.563
--------------------------------------- ---------------- -----------------
Consolidated                                115.605.210       119.997.395
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------
Sales in thousand unit cases
--------------------------------------- ---------------- -----------------
Chile                                            34.970            33.874
--------------------------------------- ---------------- -----------------
Peru                                             40.669            40.151
--------------------------------------- ---------------- -----------------
Bolivia                                          13.964            12.527
--------------------------------------- ---------------- -----------------
Consolidated                                     89.603            86.552
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------
Cost of sales
--------------------------------------- ---------------- -----------------
Chile                                      (36.044.248)      (35.181.843)
--------------------------------------- ---------------- -----------------
Peru                                       (26.128.966)      (24.072.957)
--------------------------------------- ---------------- -----------------
Bolivia                                     (8.950.378)       (8.719.367)
--------------------------------------- ---------------- -----------------
Consolidated                               (71.123.592)      (67.974.167)
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------
Operating Income                              8.978.404        15.009.379
--------------------------------------- ---------------- -----------------
Financial expenses                          (8.718.354)      ((8.495.837)
--------------------------------------- ---------------- -----------------
Non-operating income                       (14.686.949)      (18.505.267)
--------------------------------------- ---------------- -----------------
EBITDA                                       21.494.564        28.671.678
--------------------------------------- ---------------- -----------------
Income (loss) before income taxes           (5.708.545)       (3.495.888)
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------
Profitability
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------
Return on Equity
--------------------------------------- ---------------- -----------------
Income (loss) net                           (3.649.257)       (5.756.336)
--------------------------------------- ---------------- -----------------
Average equity                              223.504.775       239.296.397
--------------------------------------- ---------------- -----------------
Return on equity                                (1.63)%           (2.41)%
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------
Return on Assets
--------------------------------------- ---------------- -----------------
Income (loss) net                           (3.649.257)       (5.756.336)
--------------------------------------- ---------------- -----------------
Average assets                              527.940.550       545.336.172
--------------------------------------- ---------------- -----------------
Return on Assets                                (0.69)%           (1.06)%
--------------------------------------- ---------------- -----------------

--------------------------------------- ---------------- -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


----------------------------------------------- ------------ ----------------
Concepts                                           2003             2002
----------------------------------------------- ------------ ----------------

----------------------------------------------- ------------ ----------------
Average operating assets                        207.577.255      209.108.946
----------------------------------------------- ------------ ----------------

----------------------------------------------- ------------ ----------------
Return on average operating assets                  (1.76)%          (2.75)%
----------------------------------------------- ------------ ----------------

----------------------------------------------- ------------ ----------------
Income (loss) per share
----------------------------------------------- ------------ ----------------

----------------------------------------------- ------------ ----------------
Income (loss) net                               (3.649.257)      (5.756.336)
----------------------------------------------- ------------ ----------------
Number of subscribed and paid-in shares         510.853.230      510.853.230
----------------------------------------------- ------------ ----------------
Income (loss) per share                              (7.14)          (11.27)
----------------------------------------------- ------------ ----------------

----------------------------------------------- ------------ ----------------
Dividend return:
----------------------------------------------- ------------ ----------------
Series A
----------------------------------------------- ------------ ----------------
Dividends paid in year/No. of shares in series         0.00             0.00
----------------------------------------------- ------------ ----------------
Closing price of share                                  200              187
----------------------------------------------- ------------ ----------------
Dividend return                                       0.00%            0.00%
----------------------------------------------- ------------ ----------------

----------------------------------------------- ------------ ----------------
Series B
----------------------------------------------- ------------ ----------------
Dividends paid in year/No. of shares in series         0.00             0.00
----------------------------------------------- ------------ ----------------
Closing price of share                                  215              211
----------------------------------------------- ------------ ----------------
Dividend return                                       0.00%            0.00%
----------------------------------------------- ------------ ----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


II.      Analysis of Balance Sheet

As of  June 30,
                                                 2003               2002            Variations        Variations%
                                                 TCH$               TCH$               TCH$
Current assets                                    65.254.430         67.200.234        (1.945.804)          (2.90)%
Property, plant and equipment                    171.959.745        178.414.026        (6.454.281)          (3.62)%
Other assets                                     309.157.394        330.354.577       (21.197.183)          (6.42)%
                                           ------------------ ------------------ ------------------ ----------------
Total Assets                                     546.371.569        575.968.837       (29.597.268)          (5.14)%
                                           ------------------ ------------------ ------------------ ----------------

Current liabilities                               72.818.096         47.984.961         24.833.135           51.75%
Long-term liabilities                            201.894.427        237.596.804       (35.702.377)         (15.03)%
Minoritary interest                               51.139.149         52.988.937        (1.849.788)          (3.49)%
Equity                                           220.519.897        237.398.135       (16.878.238)          (7.11)%
                                            ------------------ ------------------ ------------------ ----------------
Total liabilities and equity                     546.371.569        575.968.837       (29.597.268)          (5.14)%
                                           ------------------ ------------------ ------------------ ----------------

Current assets decreased by TCH$1.945.804 due mainly to the decrease in financial investment and recoverable taxes and increase in the inventory due mainly to a rise in sales of unit cases. Moreover, there was a rise of TCH$24.833.135 in current liabilities. This increase in current liabilities is explained by the transfer to the short term of part of the principal under the syndicated loan and Chilean bonds series A owed by the Company, which must be paid during 2003. This change results in a decrease in the Company's liquidity ratio, which went from 1.4 to 0.9.

Inventory turnover went from 113.4 to 11.5 and inventory was increased the 27 to 31 days. The ratio of consolidated existing US debt to equity plus minority interest rose from 0.98 to 1.01 given the increase, in pesos, of dollar debt and the drop in equity due to the loss for the year.

III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distinct to the market prices, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, and cover the cost of depreciation during their remaining useful life. (c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method
(VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

IV. Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the year ending June 30,

                                                      2003               2002            Variations        Variations
                                                       TCH$               TCH$               TCH$               %
Net Cash flow from operating activities                  8.499.111          9.101.225          (602.114)         (6.62)%
Net Cash flow from finance activities                  (1.419.727)        (5.853.658)          4.433.931          75.75%
Net Cash flow from investment activities               (8.587.175)        (8.094.415)          (492.760)         (6.09)%
                                                 ------------------ ------------------ ------------------ ---------------
Total Net cash flow for the period                     (1.507.791)        (4.846.848)          3.339.057          68.89%
                                                 ------------------ ------------------ ------------------ ---------------

The Company and its subsidiaries reported a negative net cash flow of TCH$1.507.791 during the year ended as of June 30, 2003, a positive variation of TCH$3.339.057 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$8.499.111, which is smaller by TCH$602.114 than the one generated in the same period in the previous year. The difference is due mainly to increase of financial income and decrease in Collection of sales receivables and VAT and other similar taxes paid.

Financing generated a negative flow of TCH$1.419.727, which meant a positive change of TCH$4.433.931 compared to the previous year. The difference stems principally from the increase in other sources of financing and loan payment.

Investment activities resulted in a negative flow of TCH$8.587.175, which is TCH$492.760 greater than the investment flow in 2002. This variation is principally the result of increase of additions to property, plant and equipment.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V. Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of June 30, 2003, 69.5% of the long-term debt of the Company was structured through fixed interest rates. The remaining 30.5% is comprised of a variable interest rate scheme called Libor and Tab (Average Base
Rate). These are the rates offered by banks on the national and international interbank market.

b) Foreign currency exchange rate: as of June 30, 2003, approximately 64.8% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. Dollars. The remaining 35.2% is denominated in unidades de fomento and is therefore not subject to exchange rate risk.

This risk has been partially minimized because the parent company signed an interest rate swap agreement on July 17, 2003 with Banco Santander Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$50.000.000. This agreement sets down a debt of ChTh$35.000.000, at an exchange rate of CH$700, for principal and interest payments at the nominal annual base rate plus 2.5%. As a result, debt exposure to the US dollar is expected to be 42% of the total.



                                       60